Exhibit 99.2

VASTA Platform Limited
Unaudited Interim Condensed Consolidated Financial Statements Nine-months period ended September 30, 2021

VASTA Platform Limited

Unaudited Interim Condensed

Consolidated Financial Statements

Nine-months period ended September 30, 2021

Consolidated statement of financial position	3

Consolidated interim statement of profit or loss and other comprehensive income	5

Consolidated interim statement of changes in equity	6

Consolidated interim statement of cash flows	7

Notes to the interim condensed consolidated financial statements	9

Consolidated Statement of Financial Position

In thousands of R$, unless otherwise stated

Assets	Note	September 30, 2021	December 31, 2020

Current assets
Cash and cash equivalents	8	377,862	311,156
Marketable securities	9	317,178	491,102
Trade receivables	10	210,525	492,234
Inventories	11	240,636	249,632
Taxes recoverable		23,851	18,871
Income tax and social contribution recoverable		5,672	7,594
Prepayments		37,632	27,461
Other receivables		1,489	124
Related parties – other receivables	20	2,481	2,070
Total current assets		1,217,326	1,600,244

Non-current assets
Judicial deposits and escrow accounts	21	175,677	172,748
Deferred income tax and social contribution	22	143,477	88,546
Property, plantand equipment	12	164,989	192,006
Intangible assets and goodwill	13	4,939,155	4,924,726

Total non-current assets		5,423,298	5,378,026

Total Assets		6,640,624	6,978,270

The accompanying notes are an integral part of this Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Statement of Financial Position

In thousands of R$, unless otherwise stated

Liabilities	Note	September 30, 2021	December 31, 2020

Current liabilities
Bonds and financing	14	262,445	502,882
Lease liabilities	16	18,672	18,263
Suppliers	15	186,272	279,454
Income tax and social contribution payable		17	1,761
Salaries and social contributions	19	70,910	69,123
Contract liabilities and deferred income	17	8,432	47,169
Accounts payable for business combination	18	20,055	17,132
Other liabilities		3,106	4,285
Other liabilities - related parties	20	39,677	135,307
Loans from related parties	20	-	20,884
Total current liabilities		609,586	1,096,260

Non-current liabilities
Bonds and financing	14	549,571	290,459
Lease liabilities	16	129,375	154,840
Accounts payable for business combination	18	53,658	30,923
Provision for tax, civil and labor losses	21	641,307	613,933
Contract liabilities and deferred income	17	4,607	6,538
Total non-current liabilities		1,378,518	1,096,693

Shareholder's Equity
Share Capital	23	4,820,815	4,820,815
Capital reserve	23	56,465	38,962
Treasury shares (Note 23d)	23	(11,765)	-
Accumulated losses		(212,995)	(74,460)
Total Shareholder's Equity		4,652,520	4,785,317

Total Liabilities and Shareholder's Equity		6,640,624	6,978,270

The accompanying notes are an integral part of this Unaudited Interim Condensed Consolidated Financial Statements

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

For the three-and-nine-month periods ended on September 30, 2021 and 2020

Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income

In thousands of R$, except for earnings for share

	Note	July 1, to September 30, 2021	September 30, 2021	July 1, to September 30, 2020	September 30, 2020

Net revenue from sales and services	24	127,192	549,159	141,415	654,066
Sales		124,125	526,697	134,182	634,895
Services		3,067	22,462	7,233	19,171

Cost of goods sold and services	25	(79,381)	(260,910)	(62,230)	(277,985)

Gross profit		47,811	288,249	79,185	376,081
			-48%	-44%	-43%
Operating income (expenses)
General and administrative expenses	25	(96,402)	(304,208)	(83,458)	(265,752)
Commercial expenses	25	(33,947)	(119,040)	(35,841)	(116,437)
Other operating income (expenses)	25	698	2,202	948	2,936
Impairment losses on trade receivables	10 and 25	(3,790)	(21,998)	(1,121)	(12,704)

(Loss) Before finance result and taxes		(85,630)	(154,795)	(40,287)	(15,876)

Finance result
Finance income	26	10,532	21,793	5,942	14,579
Finance costs	26	(28,686)	(69,174)	(24,854)	(101,399)
		(18,154)	(47,381)	(18,912)	(86,820)

(Loss) Before income tax and social contribution		(103,784)	(202,176)	(59,199)	(102,696)

Income tax and social contribution	22	32,963	63,641	18,593	34,797

(Loss) for the period		(70,821)	(138,535)	(40,606)	(67,899)

Other comprehensive income for the period		-	-	-	-

Total comprehensive loss for the period		(70,821)	(138,535)	(40,606)	(67,899)
Attributable to Controlling Shareholders'

Loss per share

Basic		(0,85)	(1,67)	(0,49)	(0,82)
Diluted		(0,84)	(1,65)	(0,49)	(0,82)

The accompanying notes are an integral part of this Undaudited Interim Condensed Consolidated Financial Statements

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Interim Financial Statements

For the nine-month periods ended on September 30, 2021 and 2020

Consolidated Interim Statement of Changes in Equity

In thousands of R$, unless otherwise stated

	Parent Company's Net Investment	Share Capital	Share issuance costs	Share-based compensation reserve (granted)	Share-based compensation reserve (vested)	Treasury shares (Note 23d)	Accumulated losses	Total Shareholders' Equity/ Net Investment

Balance at December 31,2019	3,100,083	-	-	-	-	-	-	3,100,083

Movement in Parent’s investment, net	(3,100,083)	3,104,280	-	-	-	-	-	4,197
Comprehensive loss for the period
Net loss for the period	-	-	-	-	-	-	(67,899)	(67,899)
Total comprehensive loss for the period	-	-	-	-	-	-	(67,899)	(67,899)

Shareholder contributions and distributions to shareholders
Issuance of common shares in initial public offering	-	1,836,317	-	-	-	-	-	1,836,317
Share based compensations granted and issued	-	-	-	33,043	-	-	-	33,043
Share issuance costs, net of taxes	-	-	(174,683)	-	-	-	-	(174,683)
Total shareholder contributions and distributions to shareholders	-	1,836,317	(174,683)	33,043	-	-	-	1,694,677

Balance as of September 30, 2020	-	4,940,597	(174,683)	33,043	-	-	(67,899)	4,731,058

Balance as of December 31, 2020	-	4,961,988	(141,173)	38,962	-	-	(74,460)	4,785,317

Comprehensive loss for the period
Net loss for the period	-	-	-	-	-	-	(138,535)	(138,535)
Total comprehensive loss for the period	-	-	-	-	-	-	(138,535)	(138,535)

Share based compensation granted and issued (Note 23c itens b and c)	-	-	-	17,503	-	-	-	17,503
Share based compensation vested (Note 23a itens i,ii and iii)	-	-	-	(31,043)	31,043	-	-	-
Acquisition of shares (Note 23d)	-	-	-			(11,765)	-	(11,765)
Net loss for the period	-	-	-	-	-	-		-
Balance as of September 30, 2021	-	4,961,988	(141,173)	25,422	31,043	(11,765)	(212,995)	4,652,520

The accompanying notes are an integral part of this Unaudited Condensed Consolidated Interim Financial Statements

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

For the nine-month periods ended on September 30, 2021 and 2020

Consolidated Interim Statement of Cash Flows

In thousands of R$ unless otherwise stated

		Nine months period September 30,
	Notes	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution		(202,176)	(102,696)
Adjustments for:
Depreciation and amortization	12 and 13	149,492	129,059
Impairment losses on trade receivables	10	21,998	12,704
Provision for tax, civil and labor losses	21	(775)	(4,966)
Interest on provision for tax, civil and labor losses	21	17,681	13,406
Provision for obsolete inventories	11	13,936	11,941
Interest on bonds and financing	26	24,272	46,725
Refund liability and right to returned goods		2,115	(25,118)
Imputed interest on suppliers	26	3,213	2,945
Interest on accounts payable for business combination	18	811	1,394
Share-based payment expense		17,503	-
Interest on lease liabilities	16	11,602	11,337
Interest on marketable securities incurred and not collected	26	(15,937)	(2,018)
Disposals of right of use assets and lease liabilities		(3,481)	(1,023)
Residual value of disposals of property, plant and equipment and intangible assets	12 and 13	3,411	1,931

Changes in		43,665	95,621
Trade receivables	10	262,120	133,798
Inventories	11	(5,618)	(37,741)
Prepayments		(10,157)	(4,629)
Taxes recoverable		(3,049)	22,090
Judicial deposits and escrow accounts	21	(2,929)	1,029
Other receivables		(1,185)	2,828
Suppliers	15	(92,912)	(79,323)
Salaries and social charges	19	1,062	9,484
Tax payable / Income taxes and social contribution		7,775	6,267
Contract liabilities and deferred income	17	(42,105)	3,510
Other receivables and liabilities from related parties		(96,041)	219,010
Other liabilities		(1,880)	7,157
Cash from operating activities		58,745	379,101
Income tax and social contribution paid		(1,167)	(5,234)
Interest on liabilities paid	16	(11,564)	(10,900)
Payment of interest on bonds and financing	14	(24,946)	(49,403)
Payment of provision for tax, civil and labor losses	21	(515)	(6,812)
Net cash from operating activities		20,553	306,752
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	12	(9,452)	(3,730)
Additions to intangible assets	13	(36,763)	(32,226)
Acquisition of subsidiaries net of cash acquired and payments of business combinations	5	(33,591)	(8,703)
Realization of investment in marketable securities		189,861	(705,097)
Net cash from (applied in) investing activities		110,055	(749,756)

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

For the nine-month periods ended on September 30, 2021 and 2020

Consolidated Interim Statement of Cash Flows

In thousands of R$ unless otherwise stated

CASH FLOWS FROM FINANCING ACTIVITIES

Suppliers - related parties	20	(3,676)	(75,846)
Loans from related parties		-	65,600
Payments of loans from related parties		(20,884)	-
Lease liabilities paid	16	(15,308)	(9,207)
Parent Company's Net Investment		-	4,197
Issuance of common shares in initial public offering		-	1,836,317
Transaction costs in initial public offering		-	(174,683)
Acquisition of treasury shares	23d	(11,765)	-
Payments of bonds and financing	14	(477,651)	(852,136)
Issuance of public bonds net off issuance costs		497,000	-
Payments of accounts payable for business combination		(31,617)	-
Others		-	(76,642)
Net cash (applied in) from financing activities		(63,901)	717,600

NET INCREASE IN CASH AND CASH EQUIVALENTS		66,706	274,596

Cash and cash equivalents at beginning of period	8	311,156	43,287
Cash and cash equivalents at end of period	8	377,862	317,883

NET INCREASE IN CASH AND CASH EQUIVALENTS		66,706	274,596

The accompanying notes are an integral part of this Unaudited Interim Condensed Consolidated Financial Statements

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Notes to the Condensed Interim Consolidated Financial Statements

(Amounts in thousands of R$, unless otherwise stated)

1.	The Company and Basis of Presentation

1.1 The Company

Vasta Platform Ltd. (herein referred to as the “Company”, or previously named “Vasta Platform”, “Vasta’s Parent Company” or “Business”) is a publicly held company incorporated in the Cayman Islands on October 16, 2019, with headquarters in the city of São Paulo, Brazil. The Company is a technology-powered education content providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment. Vasta’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

The Company has built a “Platform as a Service”, solution or PaaS, with two main modules: Content & EdTech Platform and Digital Services. The Company’s Content & EdTech Platform combines a multi-brand and tech-enabled array with digital and printed content through long-term contracts with partner schools.

Since July 31, 2020, VASTA Platform Ltd. has been a publicly-held company registered with SEC (“The US Securities and Exchange Commission) and its shares are traded on Nasdaq Global Select Market under ticker symbol “VSTA”.

1.2 Corporate restructuring and business acquisitions

VASTA Platform, from October 11, 2018 until July 23, 2020, was not a separate legal entity. The Business (referred to herein when the company presented its financial statements combined with other entities) comprised combined carved-out historical balances of certain assets, liabilities and results of operations related to the delivery of educational content for private sector basic and secondary education (“K-12 curriculum”) previously carried out by the legal entity Cogna Educação S.A. and its subsidiaries (hereinafter referred to as “Cogna” or “Parent Entity”, or in combination with its subsidiaries, “Cogna Group”).

On October 11, 2018, Cogna (the ultimate Parent Entity) acquired control over Somos Educação S.A (hereinafter referred to as “Somos” or in combination with its subsidiaries, which included Somos Educação S.A. and Somos Sistemas de Ensino S.A (“Somos Sistemas” or “Anglo”) “Somos Group” for a consideration of R$6.3 billion (the “Acquisition”) comprising R$5.7 billion in cash and R$0.6 billion which was deposited in a restricted escrow account. In addition, R$ 3.3 billion of this R$ 6.3 billion was allocated to the K-12 Business of Somos Group for purpose of the combined carve-out financial statements. As a result of the Acquisition, VASTA Platform Limited represents the combination of the K-12 curriculum acquired and held by Somos (“Somos – Anglo”) and the K-12 Business held by Cogna (“Pitagoras” (operations included in the legal entity Saber Serviços Educacionais S.A.) or in combination with Somos – Anglo.

As part of an effort to streamline its operations, Cogna Group performed a comprehensive corporate restructuring concluded on December 31, 2019, to enhance the corporate structure (i.e. reducing the number of legal entities in the Cogna Group and improving overall synergies). As all entities that were involved in the corporate restructuring are under common control, this restructuring was accounted for using the historical basis of the related assets and liabilities as recorded by Cogna Group and did result in an overall change in the shareholding structure.

Beginning January 1, 2020, the business activities were restructured in the legal entity Somos Sistemas de Ensino S.A (“Somos Sistemas”). On January 7, 2020, the Company concluded the acquisition of the entire ownership interest in Pluri. On February 13, 2020, the Company concluded the acquisition of the entire ownership interest in Mind Makers. See Note 5.

On July 23, 2020, prior to completion of the Initial Public Offering – IPO, the Board of Directors’ Meeting approved the Contribution Agreement which Cogna (Vasta’s Parent Company) contributed with 100% of the shares issued by Somos Sistemas held by Cogna to Vasta Platform’s share capital. After the contribution, Somos Sistemas became wholly owned by Vasta’s Parent Company, which, in turn, continued to be controlled by Cogna. In addition, Cogna contributed shareholders capital in the amount R$ 2.426 in cash on July 23, 2020.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

On July 31, 2020 the Company held its public offering in the amount of US$ 19.00 per Class A common share, pursuant to the U.S. Securities Act of 1933 (the “Offering”), reaching the total amount of US$ 333,522 (R$ 1,836,317) with the issuance of 18,575,492 Vasta’s class A common shares. The Company incurred incremental costs directly attributable to the public offering in the amount of R$ 141,173, net of taxes.

On November 20, 2020, the Company acquired an ownership interest in Meritt Informação Educacional Ltda. See Note 5.

On March 2, 2021, the Company acquired an ownership interest in Sociedade Educational da Lagoa Ltda.(“SEL”) through its wholly owned subsidiary Somos Sistemas de Ensino S.A. See Note 5.

On May 27, 2021, the Company acquired an ownership interest in Nota 1000 Serviços Educacionais S.A (“Redação Nota 1000”) through its wholly owned subsidiary Somos Sistemas de Ensino S.A. See Note 5.

On August 1, the Company acquired an ownership interest in EMME – Produções de Materiais em Multimídia (“EMME”) through its wholy owned subsidiary Somos Sistemas de Ensino S.A. See Note 5.

The Consolidated Financial Statements comprise the following entities, which are all fully owned by the Company:

Company	September 30, 2021	December 31, 2020
	Interest %	Interest %
Vasta Platform Ltd. ("Vasta's Parent Company")	100%	100%
Somos Sistemas de Ensino S.A ("Somos Sistemas")	100%	100%
Livraria Livro Fácil Ltda. ("Livro Fácil")	100%	100%
A & R Comercio e Serviços de Informática Ltda. (“Pluri”)	100%	100%
Mind Makers Editora Educacional (“Mind Makers”)	100%	100%
Colégio Anglo São Paulo	100%	100%
Meritt Informação Educacional Ltda (“Meritt”)	100%	100%
Sociedade Educacional da Lagoa Ltda (“SEL”)	100%	-
Nota 1000 Serviços Educacionais S.A ("Redação Nota 1000")	100%	-
EMME – Produções de Materiais em Multimídia Ltda (“EMME”).	100%	-

1.3 Initiatives carried out by the Company and impacts of Covid-19 pandemic

It is widely accepted now that the global Coronavirus (“COVID-19”) pandemic changed the world’s growth prospects and added risks to Companies in an unprecedent scenario. In Brazil, as elsewhere, govermments at municipal and state-wide levels-imposed restrictions to contain the contamination, including social distancing, school shutdowns, travel restrictions, lockdowns, closure of non-essential businesses, among others. This caused major disruptions in the economy, affecting supply, demand, and logistics chains, as well as employment and, most importantly, impacting society as a whole.

In response to this scenario, the Company established a Crisis Committee and developed plans to protect the business, the health of its employees and its customer base. We highlight below the main initiatives carried out by the Company since the beginning of the COVID-19 pandemic in 2020 up to September 30, 2021:

1) Preserved employees’ health and safety organizing and coordinating remote work, reducing operations or closing down distribution centers and adopting protective equipment and social distancing rules.

2) Ensured educational content and services delivery through online platforms.

3) Implemented measures to ensure adequate liquidity and cash position.

4) Implemented short-term restructuring measures, including but not limited to temporary reduction in salaries and working hours, seeking to preserve jobs and payroll continuity.

5) Planned and executed organizational changes, specifically management positions, and operational activities through process review to face post-COVID mid-term impact.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

6) Strategic Plan for opportunities generated by the crisis.

7) Philanthropic actions that contributed to mitigate the impacts of COVID-19 on our Company segment;

8) On-line campaigns to promote our products to potential new customers; and

9) Negotiated access to credit lines granted to certain customers which have been highly affected by COVID-19, in order to keep our business network sustainable.

10) Financial leverage reorganization by obtaining R$ 500,000 (corresponding to 500,000 bonds) to maintain the strategic acquisition goals to comply with medium and long-term obligations and consequently, to mitigate risks over operating cash flows caused by COVID-19. See Note 14.

11) Issued new technological solutions embedeed with current learning systems and added of complementary solutions for the next school-year through digital transformation caused by social distancing restriction brought by COVID 19.

As a result of our actions, despite school closures and social distancing restrictions, the majority of our customers have been able to continue providing their educational services through our virtual platforms.

As of September 30, 2021, some municipalities and states determined classes reopening in private schools through certain sanitary restrictions as result of reduction of COVID-19 contamination due to elevated indexes of vaccination. Untill December 31, 2021 we are estimating that all classroom lessons will reopen in definitive, therefore, differently from June 30, 2021 the risk of uncertainty in our operations will not be relevant.

2.	Basis of preparation and presentation of Unaudited Interim Condensed Consolidated Financial Statements

The Unaudited Interim Condensed Consolidated Financial Statements of Vasta Platform, the reporting entity, have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (“IASB”).

a.	Declaration of Compliance and Basis of Preparation

The Company’s Condensed Interim Consolidated Financial Statements included in the SEC - 6K Form for the quarter ended September 30, 2021, encompasses the interim consolidated accounting information prepared pursuant to “International Accounting Standard (“IAS”) 34 - Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB).

The Company’s management confirms that all relevant information in the interim accounting statements, and only this information, is being disclosed, and it corresponds to the information used in the development of its business management activities. The interim accounting information was prepared based on the historical costs, except for certain financial instruments measured at their fair value, as described in the accounting policies.

The main accounting policies used in preparing this interim consolidated accounting information are disclosed in note No. 4.2 to of the Company’s financial statements, the fiscal year ended December 31, 2020, issued on April 30, 2021. The same policies apply for comparison with the nine-month period ended September 30, 2020, and a practical expedient was applied to rent concessions in lease contracts as a direct consequence of the Covid-19 pandemic.

The information on the notes did not undergo significant changes in comparison with December 2020, which is why it is not fully presented in this interim accounting information and must, therefore, be read jointly with the past annual financial statement.

b.	Vasta Platform’s Interim Condensed Combined Financial Statements

The Interim Condensed Combined Financial Statements were prepared until July 23, 2020 (completion of corporate restructuring described in note 1.2) which included the three and six-months period ended June 30, 2020 the Combined Financial Statements guidance. After July 23, 2020, the Company applied the guidance presented in item c.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The Combined Financial Statements have been prepared to present the Business’ historical financial condition, the performance of its operations and its respective cash flows. The Combined Financial Statements materially reflect the financial statements of the “K-12 curriculum” private business as if it were operated as a separate entity from the Parent Entity. The entities that were part of these combined financial statements were Somos Sistemas, Livro Fácil, Colégio Anglo, Mind Makers and Pluri.

The combined assets, liabilities and results of operations of the Business are based on the historical accounting records of the Parent Entities. The balances of trade receivables, inventories, property, plant and equipment, intangible assets and goodwill, suppliers, bonds and financing, provision for risks of tax, civil and labor losses, financial expenses related to said bonds and financing, revenue and costs of goods sold and services relating to the Business were individually identified.

c.	Vasta’s Unaudited Interim Condensed Consolidated Financial Statements

Since July 23, 2020, the Company has been preparing the Consolidated Financial Statements which include the accounts of the Company and its subsidiaries. Since all entities were under common control as of the date of the initial public offering, the results for the three and nine-months period ended September 30, 2020 are presented on a consolidated basis for the entire period.

d.	Functional and Presentation Currency

The Interim Condensed Consolidated are presented in thousands of Brazilian Reals (“R$”), which is the Company’s functional currency. All financial information presented in R$ has been rounded to the nearest thousand, except as otherwise indicated.

e.	Measurement basis

The Interim Condensed Consolidated Financial Statements were prepared based on historical cost, except for certain assets and liabilities that are measured at fair value, as explained in the accounting policies below.

3.	Significant accounting policies

As mentioned in Note 2. a, the Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2021 should be read in conjunction with the Consolidated Financial Statements as of December 31, 2020, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the Consolidated Financial Statements. Therefore, the Unaudited Interim Condensed Consolidated Financial Statements focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant. The accounting policies have been consistently applied to all consolidated companies. There are no new accounting policies that could be applicable since January 1, 2021 or early adopted in the Unaudited Interim Consolidated Financial Statements.

4.	Use of estimates and judgements

The Company for nine months period ended as of September 30, 2021, updated provision for slow moving calculation based on its accounting policies according to its previous inventory turnovers and disaggregated by brands. As result of this analysis,the slow-moving provision based on current estimate is R$ 57,202 versus a provision of R$ 68,919 based on old estimative. Except for the slow-moving provision, there are not changes on such estimates calculation and methodologies applied in judgements even neither accounting policies that could be applicable since of January 1, 2021 or earlier adopted in the Unaudited Interim Condensed Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

5	Business Combinations

As mentioned in Note 1.2 the Company concluded some acquisitions to improve its portfolio of educational solutions as presented below:

•	January 7, 2020 – Pluri

•	February 13, 2020 – Mind Makers

•	November 20, 2020 - Meritt

•	March 2, 2021 – SEL

•	May 27, 2021 –Redação Nota 1000

•	August 1, 2021 - EMME

The Company’ business combinations are described below:

Business Combinations during 2020

A & R Comercio e Serviços de Informática Ltda. (“Pluri”)

On January 7, 2020, the Company concluded the acquisition of the entire ownership interest of Pluri for R$ 26,000. Pluri is an entity based in the State of Pernambuco specialized in solutions such as consulting and technologies for education systems. This acquisition is in line with the Company’s strategy of focusing on the distribution of its operations to another region. The agreement is also subject to certain additional earn-outs, associated with achievements defined in the agreement, such as revenue and profit, that could increase the purchase price by an additional R$ 1,706 over the life of the earn-out period.

Mind Makers Editora Educacional (“Mind Makers”)

On February 13, 2020, the Company concluded the acquisition of the entire ownership interest of Mind Makers, a company that offers computer programming and robotics courses and helps students develop skills relevant to their educational progress, such as coding and product development, as well as entrepreneurial and social and emotional soft skills including teamwork, leadership and perseverance. The total purchase price was R$ 18,200, of which R$ 10,000 was paid upon signing the agreement, with half of the remaining balance payable in 2021 and the other half of the remaining balance payable in 2022, with the 2021 and 2022 payments subject to certain adjustments. The agreement is also subject to certain additional earn-outs, associated with achievements defined in the agreement, such as revenue and profit, that could increase the purchase price by an additional R$ 5,421 over the life of the earn-out period.

Meritt Informação Educacional Ltda (“Meritt”).

On November 20, 2020, the Company acquired the ownership interest of Meritt Informação Educacional Ltda. in order to improve its current integrated educational platform of educational assessments, which will allow the Company to monitor students’ performance and educational tests in real time, as well as improvements in randomization in test questions and alternatives. The purchase price was R$ 3,500, of which R$ 3,200 was paid in cash and R$ 300 in installments that are still outstanding and accrue contractual charges according to the Interbank rate (CDI). The agreement is also subject to certain earn-outs, that could increase the purchase price by an additional R$4,030 over the life of the earn-out period.

Business Combinations during 2021

Sociedade Educacional da Lagoa Ltda. (“SEL”)

On March 2, 2021, the Company announced the execution by its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”), of a Purchase Agreement to acquire (the “Acquisition”), subject to certain conditions precedent, Sociedade Educacional da Lagoa Ltda. (“SEL”). SEL provides technical and pedagogical services to education platforms, including the maintenance of such platforms, development and improvement of contents and training of professionals. Founded in 1997, SEL currently serves, directly or indirectly, 441 schools, 272 thousand K-12 students and approximately 503 thousand students in the post-secondary and continuing education segment.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The consideration paid was R$ 65,000, of which R$ 38,124 was paid in cash. The remaining balance, of R$ 26,876 is subject to certain post-closing price adjustments. The consideration will be divided in installments over a 4-year period (each installment adjusted by the positive variation of 100% of CDI ).

Nota 1000 Serviços Educacionais S.A. (“Redação Nota 1000”)

On May 27, 2021, the Company acquired through its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) the entity Redação Nota 1000, which provides essay review services as a service platform, through its proprietary software. The Redação Nota 1000’s users may choose their essays reviewed under different approaches as follows: (i) solely by essay-review specialists (manual); (ii) on an automated basis by the company’s software, with a final review by a specialist (semi-automated); or (iii) exclusively on an automated basis by the company’s software. Founded in 2014, Redação Nota 1000 has provided services to over 270 schools and 700,000 students, with more than 1.3 million essays reviewed.

The consideration was R$ 11,387, of which R$ 4,093 was paid in cash and the remaining balance of R$ 7,294 will be paid in installments with final due date on December 24, 2026 (each installment adjusted by the positive variation of 100% of CDI index). In addition, the Company recognized a contingent consideration of R$ 2,650 subjects to certain post-closing price adjustments.

EMME – Produções de Materiais em Multimídia (“EMME”)

On August 1, 2021 the Company acquired through its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”) the entity EMME, which provides educational marketing solutions for schools, through license of its “software as a service”. The consideration was R$ 15,316 of which R$ 3,063 was paid in cash and the remaining balance of R$ 12,253 will be paid in installments with final due date on August 16, 2026 (each installment adjusted by the positive variation of inflation- “IPCA” – Extended National Consumer Price Index).

Assets and liabilities involved in the Business Combinations and Consideration transferred

The acquisitions were accounted for using the acquisition method of accounting, i.e., the consideration transferred, and the identifiable assets and liabilities acquired were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

The following table presents the assets and liabilities acquired for each business combination in 2021:

	SEL	Redação Nota 1000	EMME	Total of Combination
Current assets
Cash and cash equivalents	1,461	525	637	2,623
Trade receivables	-	1,327	1,082	2,409
Prepayments	-	-	14	14
Taxes recoverable	-	-	9	9
Other receivables	180	-	-	180
Total current assets	1,641	1,852	1,742	5,235

Non-current assets
Property, plant and equipment	611	-	128	739
Other intangible assets	-	1,099	1	1,100
Intangible assets - Customer Portfolio (ii)	18,783	-	-	18,783
Intangible assets - Software (iii)	1,296	5,692	4,048	11,036
Total non-current assets	20,690	6,791	4,177	31,658

Total Assets	22,331	8,643	5,919	36,893

Current liabilities
Suppliers	-	180	13	193
Salaries and social contributions	1	124	600	725
Taxes payable	17	207	101	325
Income tax and social contribution payable	33	-	-	33
Other liabilities	-	1,673	2	1,675
Total current liabilities	51	2,184	716	2,951

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

	SEL	Redação Nota 1000	EMME	Total of Combination
Non-current liabilities
Provision for tax, civil and labor losses (iv)	-	908	10,075	10,983
Total non-current liabilities	-	908	10,075	10,983

Total liabilities	51	3,092	10,791	13,934

Shareholder's Equity	2,201	(1,240)	(8,921)	(7,960)

Total liabilities and Shareholders' Equity	2,252	1,852	1,870	5,974

Equity	(2,201)	1,240	8,921	7,960
Acquisition Price	65,000	11,387	15,317	91,704
Goodwill not allocated	62,799	12,627	24,238	99,664

Net assets (A)	22,280	5,551	(4,873)	22,958
Total Consideration transferred (B)	65,000	11,387	15,317	91,704
Goodwill after allocation (B – A) (i)	42,720	5,836	20,190	68,746

(i) Goodwill is recognized based on expected synergies from combining the operations of the acquirees and of the acquiror, as well as an expected increase in the Company’s market-share due to the penetration of the Company’s products and services in regions where the Company did not operate before. Also, the current tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a non-substantive action is taken after acquisition by the Company (i.e. when the Company merges or spins off the companies acquired) and therefore the tax and accounting bases of the net assets acquired are the same as of the acquisition date.

(ii) As a result of purchase price allocation, the Company identified R$ 18,783, customer portfolio (“SESI”), based on customer portfolio receivables expectation around 8% per year. see Note 13.

(iii) As a result of purchase price allocation, the Company identified R$ 11,036, Educational Software applied in the “SESI” learning system, Writing Correction Software for Education System “Redação Nota 1000” and software that produces digital marketing material solutions for schools “EMME”, all of them based on relief from royalties criteria (RIR) and each acquisition with its corresponding rate of net revenue by investment see Note 13.

(iv) Refers to contingent liability identified as contingent consideration of R$ 10,075 being R$ 6,471 corresponding tax and R$ 3,604 labor contingencies all of them subject to certain post-closing price adjustments.

From the date of acquisition to September 30, 2021, SEL , Redação Nota 1000 and EMME contributed to the Interim Condensed Consolidated Financial Statements net sales and services the amount of R$4,515, R$1,359 and R$213, respectively, and net profit (loss) in the amount of R$3,104, R$ (1,101) and R$(139), respectively. If the acquisitions had been concluded on January 1, 2021, the Company estimates its combined (include Company and the acquistions of SEL, Nota 1000 and EMME) net revenue from sales and services would have been R$ 554,388 and it would have recorded Net loss of R$ (142,730) for the period ended on September 30, 2021.

6	Financial Risk Management

The Company has a risk management policy for regular monitoring and managing the nature and overall position of financial risks and to assess its financial results and impacts on its cash flows. Counterparty credit limits are also reviewed periodically or whenever the Company identifies significant changes in financial risk.

The economic and financial risks reflect the behavior of macroeconomic variables such as interest rates as well as other characteristics of the financial instruments maintained by the Company. These risks are managed through control and monitoring policies, specific strategies, and limits.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The Company maintained its approach and strong cash and marketable securities position, as well as its treasury policy, during the crisis caused by the COVID-19 pandemic.

a.	Financial risk factors

The Company’s activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and the Group’s Board of Directors monitor such risks in line with their capital management policy objectives.

This Note presents information on the Company’s exposure to each of the risks above, the objectives of the Company, measurement policies, and the Company’s risk and capital management process.

The Company has no derivative transactions.

a.	Market risk - cash flow interest rate risk

This risk arises from the possibility that the Company incur losses because of interest rate fluctuations that increase finance costs related to financing and bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Company continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates. Additionally, financial assets also indexed to CDI and IPCA (broad consumer price index) partially mitigate any interest rate exposures.

Interest rates contracted are as follows:

	September 30, 2021	December 31, 2020	Interest rate
Bonds
Private Bonds – 5th Issuance - serie 1	-	100,892	CDI + 1.15% p.a.
Private Bonds – 5th Issuance - serie 2	103,880	102,868	CDI + 1.00% p.a.
Private Bonds – 6th Issuance - serie 2	204,871	206,733	CDI + 1.70% p.a.
Private Bonds – 7th Issuance - single	-	381,850	CDI + 1.15% p.a.
Bonds – 1th Issuance - single	502,333	-	CDI + 2.30% p.a.
Financing and Lease Liabilities - Mind Makers	933	998	TJPLP + 5% p.a.
Financing and Lease Liabilities	148,047	173,103	IPCA
Accounts Payable for Business Combination	73,713	48,055	100% CDI
Loans from related parties	-	20,884	CDI + 3.57%
	1,033,776	1,035,383

b.	Credit risk

Credit risk arises from the potential default of a counterparty on an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables, see Note 10 and financial activities that include reverse factoring deposits with banks and other financial institutions and other financial instruments contracted.

The Company mitigates its exposure to credit risks associated with financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy. See (Notes 8 and 9).

To mitigate risks associated with trade receivables, the Company adopts a sales policy and an analysis of the financial and equity condition of its counterparties. The sales policy is directly associated with the level of credit risk the Company is willing to accept in the normal course of its business.

The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate credit losses are recorded (Note 10). The Company limits its exposure to credit risks associated with financial instruments, bank deposits and financial investments by making its investments in financial institutions for which credit risk is monitored, according to limits previously established in the Company’ policy. When necessary, appropriate provisions are recognized to cover this risk.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

c.	Liquidity risk

Covid 19 - Impacts

In order to cover possible liquidity deficiencies or mismatches between cash and cash equivalents and short-term debt and financial obligations, the Company continues to operate with reverse factoring as long as this credit line is offered by banks and accepted by Company suppliers.

This is the risk of the Company not having enough funds and or bank credit limits to meet its short-term financial commitments, due to mismatching terms in expected receipts and payments.

The Company continuously monitors its cash balance and indebtedness level and implemented measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Cash surplus generated by the Company is handled in short-term deposits being those investments composed by enough liquidity thus providing to the Company the appropriate committment with the going concern presumption.

Company on August 6th through its subsidiary Somos Sistemas de Ensino S.A issued R$ 500.000 in simple debentures, not convertible. The debentures are aimed to reinforce the Company capital structure and its impacts caused by COVID 19 as well as alonging the debt maturity profile, see Note 14.

The table below presents the maturity of the Company’s financial liabilities.

Financial liabilities by maturity ranges

September 30, 2021	Less than one year	Between one and two years	Over two years	Total
Bonds and financing (Note 14)	262,445	549,571	-	812,016
Lease Liabilities (Note 16)	18,672	25,875	103,500	148,047
Accounts Payable for business combination (Note 18)	20,055	28,907	24,751	73,713
Suppliers (Note 15)	91,676	-	-	91,676
Reverse Factoring (Note 15)	94,596	-	-	94,596
Other liabilities - related parties (Note 20)	39,677	-	-	39,677
	527,121	604,353	128,251	1,259,725

Financial liabilities by maturity ranges

The table below reflects the estimated interest rate based on CDI for 12 months (8.99% p.a) extracted from BACEN (Brazilian Central Bank) on September 30,2021. Amounts payable refer to principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of September 30,2021:

September 30, 2021	Less than one year	Between one and two years	Over two years	Total
Bonds and financing	286,038	598,977	-	885,016
Lease Liabilities	20,351	28,201	112,805	161,356
Accounts Payable for business combination	21,858	31,506	26,976	80,340
Suppliers	91,676	-	-	91,676
Reverse Factoring	100,830	-	-	100,830
Other liabilities - related parties	39,677	-	-	39,677
	560,430	658,685	139,781	1,358,895

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

On September 30, 2021, the Company had positive working capital of R$ 607,740 (R$ 503,984 on December 31, 2020) mainly due to suppliers and accounts payables with related parties, such as bonds outstanding, suppliers, loans, and other liabilities.

Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure of the Company, management can make, or may propose to the shareholders when their approval is required, adjustment to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Company monitors capital on the basis of the gearing ratio. This ratio corresponds to the net debt expressed as a percentage of total capitalization. Net debt comprises financial liabilities less cash and cash equivalents. Total capitalization is calculated as shareholders’ equity as shown in the consolidated balance sheet plus net debt.

The Company’s main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to others stakeholders, and maintain an optimal capital structure reducing financial costs and maximizing the returns. In addition, the Company monitors financial leverage adequacy, and mitigates risks that may affect the availability of capital for Company development. As a result of the IPO, see Note 1.2, the Company reduced its net debt improving its gearing ratio and adjusting its capital structure aiming to face new capital challenges from COVID-19 and investing in new ventures through acquisitions.

	September 30, 2021	December 31, 2020

Net debt (i)	881,863	1,138,988
Total shareholders' equity	4,652,520	4,785,317
Total capitalization (ii)	3,770,658	3,646,329
Gearing ratio - % - (iii)	23%	31%

(i)	Net debt comprises financial liabilities (note 7) net of cash and equivalents.

(ii)	Refers to the difference between Shareholders’ Equity and Net debt.

(iii)	The Gearing Ratio is calculated based on Net Debt/Total Capitalization.

Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to Management’s assessment of relevant market risks presented above.

A probable scenario over a 12-month horizon was used, with a projected rate of 8.99% p.a. as per CDI reference rates disclosed by B3 S.A. (Brazilian stock exchange). Two further scenarios are presented, stressing, respectively, a 25% and 50% deterioration of the projected rates.

	Index - % per year	Balance as September 30, 2021	Base scenario	Scenario I	Scenario II
Financial Assets	103.8% of CDI	375,247	35,017	43,771	52,525
Marketable Securities	105.2% CDI	317,178	29,997	37,496	44,996
		692,425	65,014	81,267	97,521

Accounts Payable for Business Combination	100% of CDI	(73.713)	(6,627)	(8,283)	(9,940)
Lease liabilities	% of CDI	(148,047)	(13,309)	(16,637)	(19,964)
Bonds and financing	CDI + 1.99%	(812,016)	(83,394)	(104,243)	(125,091)
		(1,033,776)	(103,330)	(129,163)	(154,995)

Net exposure		(341,351)	(38,316)	(47,896)	(57,474)

Interest Rate -% p.a	-	-	8.99%	11.24%	13.49%
	-	-	-	25%	50%

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

7	Financial Instruments by Category

The Company holds the following financial instruments:

	Fair Value Hierarchy	September 30, 2021	December 31, 2020
Assets - Amortized cost
Cash and cash equivalents	1	377,862	311,156
Marketable Securities	1	317,178	491,102
Trade receivables	2	210,525	492,234
Other receivables	2	1,489	124
Related parties – other receivables	2	2,481	2,070
		909,535	1,296,686

Liabilities - Amortized cost
Bonds and financing	2	812,016	793,341
Lease liabilities	2	148,047	173,103
Reverse Factoring	2	94,596	110,513
Suppliers	2	91,676	168,941
Accounts payable for business combination	2	73,713	48,055
Other liabilities - related parties	2	39,677	135,307
Loans from related parties	2	-	20,884
		1,259,725	1,450,144

The Company’s financial instruments are recorded in the Interim Condensed Consolidated Statement of Financial Position at amounts that are consistent with their fair values.

The fair value of financial assets and liabilities was determined based on available market information and appropriate valuation methodologies for each case. However, significant judgment is required to interpret market data and produce the most appropriate estimates of realizable values. Consequently, the estimates of fair value do not necessarily indicate the amounts that could be realized in the current market. The use of different market inputs and/or valuation methodologies could have a material impact on the estimated fair value.

8	Cash and cash equivalents

a.	Composition

The balance of this account comprises the following amounts:

	September 30, 2021	December 31, 2020
Cash	77	13
Bank account	2,538	10,996
Financial investments (i)	375,247	300,147
	377,862	311,156

(i)	The Company invests in short-term fixed income investment funds with daily liquidity and no material risk of change in value. Financial investments presented an average gross yield of 105,2% of the annual CDI rate on September 30, 2021 (101,7% on December 31, 2020). All investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and correspond to the cash obligations for the period.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

9	Marketable securities

a.	Composition

	Credit Risk	September 30, 2021	December 31, 2020

Financial bills (LF)	AAA	1,350	149,720
Financial treasury bills (LFT)	AAA	315,828	341,382
		317,178	491,102

The average gross yield of securities is based on 105,2% CDI on September 30, 2021 (104% CDI on December 31, 2020).

10	Trade receivables

The balance of this account comprises the following amounts:

a.	Composition

	September 30, 2021	December 31, 2020
Trade receivables	235,934	501,498
Related Parties (Note 20)	13,694	22,791
( - ) Impairment losses on trade receivables	(39,103)	(32,055)
	210,525	492,234

b.	Maturities of trade receivables

	September 30, 2021	December 31, 2020
Not yet due	157,287	425,327
Past due
Up to 30 days	17,085	8,456
From 31 to 60 days	8,998	10,931
From 61 to 90 days	8,278	8,764
From 91 to 180 days	17,218	15,539
From 181 to 360 days	15,873	18,038
Over 360 days	11,195	12,279
Total past due	78,647	74,007

Customers in bankruptcy	-	2,164
Related partiess (note 20)	13,694	22,791
Provision for impairment of trade receivables	(39,103)	(32,055)

	210,525	492,234

The gross book value of trade receivables is written off when the Company has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts recoverable are recognized directly in the Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income upon collection.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

c.	Impairment losses on trade receivables

The Company measures impairment losses on trade receivables at an amount equal to lifetime expected credit losses (“ECL”) estimated using a provision matrix monthly. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the recovery performance. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The Company also recognizes impairment losses on trade receivables at 100% for customers that filed for bankruptcy, based on historical experience, which indicates that these receivables are generally not recoverable.

The credit risk and expected credit losses associated with amounts due from related parties is not significant.

The following table details the risk profile of trade receivables based on the Company’s provision matrix as of September 30, 2021 and as of December 31, 2020.

d.	Expected credit losses aging

	As of September 30, 2021		As of December 31, 2020
	Expected credit loss rate (%) (i)	Lifetime ECL (R$)	Expected credit loss rate (%)(i)	Lifetime ECL (R$)
Not yet due	0.18%	315	0,10%	432
Past due
Up to 30 days	10.80%	1,845	6.19%	523
From 31 to 60 days	19.40%	1,746	12.92%	1,413
From 61 to 90 days	28.20%	2,334	20.64%	1,809
From 91 to 180 days	48.50%	8,351	43.66%	6,785
From 181 to 360 days	84.60%	13,429	51.67%	9,320
Over 360 days	99.00%	11,083	78.26%	9,609
		39,103		29,891
Customers in bankruptcy (ii)	100,00%	-	100,00%	2,164
Impairment losses on trade receivables		39,103		32,055

(i)	The expected credit loss rates as of September 30, 2021 increased when compared to December 31, 2020 due the change of effective credit losses observed in period ended substantially caused by COVID 19 pandemic.

(ii)	At December 31, 2020 the Company’s Management recorded 100% impairment losses for three of its customers that went on bankruptcy. All those corporate customers were national booksellers that were present in the main cities of Brazil and therefore were considered as strategic marketplaces for the sale of our published materials to final customers (students, teachers, and schools). The Company did not identify bankrupt customers with impairment losses in the nine-month period ended September 30, 2021.

e.	Changes on provision

	September 30, 2021	September 30, 2020
Opening balance	32,055	22,524
Additions (i)	23,159	16,015
Reversals	(1,161)	(3,311)
Write offs (ii)	(14,950)	(8,299)
Closing balance	39,103	26,929

(i)	See note d. expected credit losses; .

(ii)	The Company assessed its customers credit lines, and some of them were renegotiated. Due to historical losses and lack of prospects of credit recovery alongside these customers, the Company recognized R$ 14,950 as write-off as of September 30, 2021.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

11       Inventories

The balance of this account comprises the following amounts:

a.	Composition

	September 30, 2021	December 31, 2020
Finished products (i)	160,177	168,328
Work in process	51,742	52,322
Raw materials	22,114	20,485
Imports in progress	5,925	2,642
Right to returned goods (ii)	678	5,855
	240,636	249,632

(i)	Amounts net of slow-moving items and net realizable value.

(ii)	Represents the Company’s right to recover products from customers where customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations. The provision for right to returned goods reduced as of September 30, 2021 compared with December 31, 2020 due to its commercial cycle seasonality .

Changes in provision for losses with slow-moving inventories, net realizable value and provision for goods returned are broken down as follows:

b.	Changes in provision

	September 30, 2021	September 30, 2020
Opening balance	62,210	69,080
Additions	15,997	16,492
(Reversals)	(2,061)	(4,551)
Inventory losses (i)	(14,429)	(7,390)
Closing balance	61,717	73,631

(i)	Refers substantially to physical books destroyed, previously provisioned, due to indication of damage or obsolescence caused by changes in the educational content during the schoolyear. Differently from previous years, the Company anticipated the physical books discharges previously expected to December 31, 2021 once its commercial cycle finishes as of September 30, 2021.

Covid 19 Impacts

The Company assessed its inventories and corresponding accounting estimates and as result of COVID-19 pandemic and did not identify any relevant impact due to obsolescence or depreciation of inventories.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

12	Property, plant and Equipment

The cost, weighted average depreciation rates and accumulated depreciation are as follows:

		September 30, 2021			December 31, 2020
	Weighted average depreciation rate	Cost	Accumulated depreciation	Net Book value	Cost	Accumulated depreciation	Net Book value

IT equipment	10% - 33%	32,505	(26,783)	5,722	27,036	(25,557)	1,479
Furniture, equipment and fittings	10% - 33%	38,007	(28,890)	9,117	36,314	(26,406)	9,908
Property, buildings and improvements	5%-20%	52,684	(35,317)	17,367	51,407	(31,429)	19,978
In progress	-	1,977	-	1,977	315	-	315
Right of use assets	12%	232,342	(101,927)	130,415	241,906	(82,033)	159,873
Land	-	391	-	391	453	-	453
Total		357,906	(192,917)	164,989	357,431	(165,425)	192,006

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Rights of use assets	Land	Total
As of December 31, 2020	1,479	9,908	19,978	315	159,873	453	192,006
Additions /Updates (i)	5,317	1,168	877	2,062	15,361	-	24,785
Additions by business combination	152	587	-	-	-	-	739
Renegotiation (ii)	-	-	-	-	(21,638)	-	(21,638)
Disposals / Cancelled contracts	-	(124)	-	-	(3,287)	-	(3,411)
Depreciation	(1,226)	(2,484)	(3,888)	-	(19,894)	-	(27,492)
Transfers	-	62	400	(400)	-	(62)	-
As of September 30, 2021	5,722	9,117	17,367	1,977	130,415	391	164,989

(i)	Refers substantially to IFRS 16, new lease agreements of R$ 15,361 which the Company considers as part of its digital learning solutions through computer tablets that have been part of current learning system solutions in a period of COVID 19 pandemic. See the corresponding lease liability in Note 16.

(ii)	The Company returned part of São Jose dos Campos’warehouse to lessor in September 2021. The Company kept the contract interest, lease period changing lease installments. The Company de-recognized the right of use and corresponding lease liabilities, see Note 16.

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
As of December 31, 2019	2,486	12,366	19,682	4,538	145,436	453	184,961
Additions /Updates (i)	424	41	628	1,427	16,853	-	19,373
Additions by business combination	59	153	-	-	-	-	212
Disposals / Cancelled contracts	(25)	(202)	(4)	-	(3,249)	-	(3,480)
Depreciation	(1,477)	(1,611)	(3,385)	-	(13,566)	-	(20,039)
Transfers	-	-	4,207	(4,207)	-	-	-
As of September 30, 2020	1,467	10,747	21,128	1,758	145,474	453	181,027

(i)	Refers substantially to IFRS 16, R$ 16,853 refers to lease contracts previously signed and renewed based on contractual terms. See the corresponding lease liability in Note 16.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Covid 19 Impacts

The Company assesses, at each reporting date, much more so with the COVID 19 advent, whether there is an indication that a property, plnat and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There aren’t indications of impairment of property, plant and equipment as of September 30, 2021.

13	Intangible Assets and Goodwill

The cost, weighted average amortization rates and accumulated amortization of intangible assets and goodwill comprise the following amounts:

		September 30, 2021			December 31, 2020
	Weighted average amortization rate	Cost	Accumulated amortization	Net Book value	Cost	Accumulated amortization	Net Book value
Software	15%	234,263	(141,531)	92,732	204,213	(120,798)	83,414
Customer Portfolio	8%	1,132,575	(250,956)	881,619	1,113,792	(184,934)	928,858
Trademarks	5%	631,935	(78,831)	553,104	631,935	(58,349)	573,586
Platform content production	33%	68,321	(43,960)	24,361	53,069	(29,248)	23,821
Other Intangible assets	33%	39,383	(32,091)	7,293	38,283	(32,040)	6,243
In progress	-	3,495	-	3,495	999	-	999
Goodwill	-	3,376,551	-	3,376,551	3,307,805	-	3,307,805
		5,486,523	(547,369)	4,939,155	5,350,096	(425,369)	4,924,726

Changes in intangible assets and goodwill were as follows:

	Software	Customer Portfolio	Trademarks	Platform content production (i)	Other Intangible assets	In progress (i)	Goodwill (ii)	Total
As of December 31, 2020	83,414	928,858	573,586	23,821	6,243	999	3,307,805	4,924,726
Additions	16,019	-	-	15,252	-	5,492	-	36,763
Additions by business combination	11,036	18,783	-	-	1,100	-	68,746	99,665
Amoritization	(20,733)	(66,022)	(20,482)	(14,712)	(51)	-	-	(122,000)
Transfers	2,996	-	-	-	-	(2,996)	-	-
As of September 30, 2021	92,732	881,619	553,104	24,361	7,293	3,495	3,376,551	4,939,155

(i)	Substantially refers to development of the projects related to Plurall Platform. The Company has invested in changes in its digital platform that include substantially “Plurall Digital Transformation” in the amount of approximately R$ 15,252 million, and project related to learning systems, in the amount of R$ 5,492 million which had its investments accelerated due to education demands created by the COVID-19 pandemic.

(ii)	The Company recognized R$ 68,746 as goodwill on SEL, Redação Nota 1000 and EMME acquisition, see Note 5.

Covid 19 Impacts

The Company opted to maintain investments in strategic projects and those related to improving the provision of services, given that they are considered essential for long-term growth, and partially reduced investments related to non-strategic projects or administrative area, such as IT projects or improvement in performance indicator reports. The Company will continue to evaluate COVID impacts on its business and cash flow and may postpone its plans to expand through significant acquisitions or investments.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

	Software	Customer Portfolio	Trademarks	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2019	76,325	1,010,722	584,035	9,426	4,563	14,051	3,286,263	4,985,385
Additions	7,374	-	-	23,417	906	529		32,226
Additions by business combination	-	4,625	16,060	-	177	-	16,300	37,162
Disposals	(77)	-	-	-	(89)	-	(326)	(492)
Amoritization	(17,442)	(64,374)	(20,346)	(6,506)	(352)	-	-	(109,020)
Transfers	17,065	28	(3)	(3,231)	-	(14,051)	192	-
As of September 30, 2020	83,245	951,001	579,746	23,106	5,205	529	3,302,429	4,945,261

Goodwill impairment test

During the year, the Company evaluated circumstances that could indicate impairment of its goodwill caused by impacts of Covid-19 and carried out a sensitivity analysis in the long-term model and cash flows, including any impacts / risks that could be estimated based on its best estimate of future cash flows. The conclusion of these tests conducted by the Company for the year ended December 31, 2020, showed that no adjustments were required to these assets. Further, the Company assessed the circumstances that could indicate impairment for the nine months period ended September 30, 2021 and no impairment indicator was identified.

The Company is comprised of two separate CGUs (each one of its reportable operating segments, as per Note 27), for which the recoverable amount has been determined based on value-in-use calculations, Goodwill is allocated to each CGU as shown below:

Content & EdTech Platform	3,345,633
Digital Platform	30,918
3,376,551

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

14	Bonds and financing

The balance of bonds and financing comprises the following amounts:

	December 31, 2020	Additions (ii)	Payment of interest (i)	Payment (i)	Interest accrued	Transaction cost of bonds	Transfers	September 30, 2021
Bonds with Related Parties	502,743	-	(24,873)	(477,564)	18,844	-	238,715	257,865
Bonds	-	-	-	-	5,333	(993)	-	4,340
Finance	139	-	(73)	(87)	95	-	166	240
Current liabilities	502,882	-	(24,946)	(477,651)	24,272	(993)	238,881	262,445

Bonds with Related Parties	289,600	-	-	-	-	-	(238,715)	50,885
Bonds	-	500,000	-	-	-	(2,007)	-	497,993
Finance	859					-	(166)	693
Non-current liabilities	290,459	500,000	-	-	-	(2,007)	(238,881)	549,571

Total	793,341	500,000	(24,946)	(477,651)	24,272	(3,000)	-	812,016

(i)	On March 15, 2021, the Company, substantially settled bonds with related parties amounting to R$ 100,000 and R$ 1,488, in principal and interest, respectively as follows: 5th Issuance, 1st series – R$ 101,488. In addition, the Company settled only interest on the following bonds: 5th Issuance, 2nd series – R$ 1,451, 6th Issuance, 2nd series – R$ 3,613 and 7th Issuance, single series – R$ 5,663. This measure is part of a commitment with shareholders as a result of the IPO.

On May 31, 2021, the Company partially settled bonds with related parties amounting to R$ 188,000, in principal as follows: 7th issuance single series, being the remaining amount to be paid on August 16, 2021. Regarding the financing with Banco de Desenvolvimento de Minas Gerais S.A - BDMG, the Company paid the amount of R$87 and 73, respectively for principal and interest.

On August 6, 2021, the Company settled the remaining 7th issuance with related parties in the amounts of R$189,564 and R$5,871, as principal and interest. In addition, the Company settled only interest on the following bonds: 5th Issuance, 2nd series – R$ 2,029 and 6th Issuance, 2nd series – R$ 4,758.

(ii)	On August 6, 2021, Vasta’s subsidiary Somos Sistemas de Ensino S.A. issued R$ 500 million in simple debentures not convertible into shares, subject to compensatory interest of 100% of DI Interest Deposit rate (CDI), plus spread of 2.30% per year. The debentures are aimed at reinforcing the company’s capital structure and elongating the debt maturity profile, which average maturity now stands at 35 months.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

	December 31, 2019	Additions by Business Combination	Payment of interest	Payment (i)	Interest accrued	Transfers	September 30, 2020
Bonds with Related Parties	440,947	-	(49,368)	(852,136)	30,520	910,400	480,363
Finance	-	-	(35)	-	35	139	139
Current liabilities	440,947	-	(49,403)	(852,136)	30,555	910,539	480,502

Bonds	1,200,000	-	-	-	16,170	(910,400)	305,770
Finance leases	-	998	-	-	-	(139)	859
Non-current liabilities	1,200,000	998	-	-	16,170	(910,539)	306,629

Total	1,640,947	998	(49,403)	(852,136)	46,725	-	787,131

(i)	On August 4, 2020, the Company, substantially settled bonds with related parties amounting by R$ 852,136 and R$ 29,864, respectively principal and interest, as follow: 7th Issuance, 1st serie – R$ 310,918; 8th Issuance R$ 448,826 and 9th Issuance 115,591. In addition, the Company settled only interest on the following bonds: 7th Issuance, 2nd serie – R$4,671 and 6th Issuance, 2nd serie – R$ 1,994. This measure is part of committed take with shareholders thorugh IPO.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

a.	Bonds’ description

See below the bonds outstanding on September 30, 2021:

Subscriber	Related Parties	Related Parties	Third parties
Issuance	5th	6th	1th GAGL11
Series	2nd Series	2nd Series	Single Series
Date of issuance	08/15/2018	08/15/2017	08/06/2021
Maturity Date	08/15/2023	08/15/2022	08/05/2024
First payment after	60 months	60 months	35 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financials charges	CDI + 1,00% p,a,	CDI + 1,70% p,a,	CDI + 2,30% p,a,

Principal amount (in millions of R$)	100	200	500

b.	Bonds’ maturities

The maturities range of these accounts, considering related and third parties are as follow:

	September 30, 2021
Maturity of installments	Total	%
2021	-	0.0%
2022	262,445	32.3%
2023	51,578	6.4%
2024 onwards	497,993	61.3%
Total non-current liabilities	812,016	100.0%

	812,016	100.0%

c.	Debit commitments

The maintenance of the contractual maturity of debentures at their original maturities is subject to covenants, which are being regularly complied with. The key covenant compliance indicators are the following:

Bonds with related parties

On November 19, 2019, all rights and obligations related to bonds issued by Saber with third parties were transferred to Cogna, under the condition that R$ 1,535,800 of the amounts should be transferred to the Company upon the Corporate Restructuring. Through this process, the Company is subject to the following clauses: (i) the acceleration of the other debentures originally issued by Saber; (ii) the grant by the Company of any liens on Company assets or its capital stock; (iii) a change in control by Cogna of Saber’s subsidiaries, subject to certain exceptions. Additionally, the Company has agreed until the maturity of the private debentures that: (i) it will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (ii) it will not obtain any new loans unless the proceeds of such loans are directed to repayment of its debentures with Cogna; and (iii) the Company will not pledge shares and/or dividends.

The Company complied with all debit commitments in the period applicable on September 30, 2021 and December 31, 2020.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Bonds with third parties

The bond issued by Somos Sistemas requires the maintance of certain financial indicators “covenants” which are annually calculated based on Somos Sistemas Consolidated financial statements. The period of covenants compliance comprises 12 months immediately prior to the end of each year, being the first year of analysis December 31, 2021 and based on ration between adjusted net debt by adjusted consolidated EBTIDA. The net debt adjusted EBTIDA ratio should be less or equal:

•	4.25 in 2021

•	4.00% in 2022

•	3.75% in 2023

•	3.50 in 2024

This ratio cannot be breched for two consecutive periods or three alternate periods.

Consolidated net debt: Company’s total debt (short- and long-term loans and financing, including capital markets operations, less cash equivalents cash which could be withdrawned untill five business days added by accounts payable for business combinations)

Adjusted consolidated EBITDA: Earnings before income taxes, depreciation and amortization, financial results, added by financial income and considering non-recurring income.

15	Suppliers

The balance of this account comprises the following amounts:

a.	Composition

	September 30, 2021	December 31, 2020
Local suppliers (ii)	67,892	128,639
Related parties (note 20)	17,309	20,985
Copyright	6,475	19,317
Reverse Factoring (i)	94,596	110,513
	186,272	279,454

(i)	Some of the Company’s domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Company to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”. The Company charged interest over the payment term at a rate that is commensurate with its own credit risk. The reverse factoring presents maturity dates from one year.

(ii)	The decrease in outstanding balances of supplier’s amounts is due to schoolyear seasonality and all editorial costs and correlated obligations usually initiated in July/August for each year and completed in December.

16	Lease liabilities

The lease agreements have an average term of 7 years and weighted average rate of 14.32% p.a.

	September 30, 2021	September 30, 2020
Opening balance	173,103	153,714
Additions for new lease agreements (i)	15,361	16,865
Renegotiation	(21,638)	-
Cancelled contracts	(3,481)	(3,429)
Renegotiation - COVID-19 impact	(28)	(844)
Interest	11,602	11,337
Payment of interest	(11,564)	(10,900)
Payment of principal	(15,308)	(9,207)
Closing balance	148,047	157,536

Current liabilities	18,672	13,112
Non-current liabilities	129,375	144,424
	148,047	157,536

(i)Refers to new lease agreements which the Company has embeded part of its digital learning solutions. Those lease agreements (digital learning) refer to lease terms of 36 months, with rates negotiated in the range from 10,3% p.a to 10,88% p.a.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities. Fixed and variable lease payments, including those related to short-term contracts and to low-value assets, were the following for the nine months periods ended September 30, 2021 and 2020:

	Period ended September 30
	2021	2020
Fixed Payments	26,872	20,107
Payments related to short-term contracts and low value assets, variable price contracts (note 25)	14,459	15,003
	41,331	35,110

17	Contract liabilities and deferred income

	September 30, 2021	December 31, 2020
Refund liability (i)	4,413	42,005
Sales of 'employees' payroll (iii)	1,174	2,348
Deferred income in leaseback agreement (ii)	5,908	6,665
Other contract liabilities	1,544	2,689
	13,039	53,707

Current	8,432	47,169
Non-current	4,607	6,538
	13,039	53,707

(i) Refers to the customers’ right to return products, as mentioned in the Note 11, the Company business cycle is comprehended from September to September for each year, being the provision reduced in the end of business cycle and estimated in the fourth quarter.

(ii) In March 2018, the predecessor Somos-Anglo entered into a sales and leaseback agreement of a property located at Avenida João Dias in the city of São Paulo in the amount of R$ 25,500. This transaction included deferred income of R$ 9,104, which has been appropriated according to the lease term of the property (120 months).

(iii) Refers to deferred income related to the sale of a 5-year exclusivity to process our Company employees’ payroll to Banco Itaú for R$ 7,000 thousand, in August 2017. This income is recognized in the Income Statement on a straight-line basis throughout the contract term as “Other Operating income” as the Company believes that the rights of exclusivity are transferred to Itaú over the 5-year period.

18       Accounts payable for business combination

	September 30, 2021	December 31, 2020
Pluri	3,192	12,817
Mind Makers	6,916	15,000
Livro Fácil	13,854	15,907
Meritt	3,953	4,331
SEL (i)	26,448	-
Redação Nota 1000 (ii)	6,990	-
EMME (iii)	12,360	-
	73,713	48,055

Current	20,055	17,132
Non-current	53,658	30,923
	73,713	48,055

(i)	Refers to the SEL acquisition (see note 5).

(ii)	Refers to Redação Nota 1000 acquisition (see note 5).

(iii)	Refers to EMME acquisition (see note 5).

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The change in the balance is as follows:

	September 30, 2021	December 31, 2020
Opening balance	48,055	10,941
Additions	96,907	58,857
Price adjustment (i)	(5,203)	-
Payment	(66,019)	(26,389)
Interest adjustment	811	1,568
Others	(838)	3,078
Closing balance	73,713	48,055

(i)	Refers to Mind Makers price adjustment based on December 31, 2020’s revenue targets calculated and approved on September 3, 2021.

The maturity years of such balances as of September 30, 2021 are shown in the table below:

	September 30, 2021		December 31, 2020
Maturity of installments	Total	%	Total	%
2021	20,055	27.2	17,132	35.7

2022	28,907	39.2	13,811	28.7
2023	16,212	22.0	17,112	35.6
2024	2,746	3.7	-	-
2025	5,793	7.9	-	-

	73,713	100.0	48,055	100.0

19	Salaries and Social Contribution

	September 30, 2021	December 31, 2020
Salaries payable	17,456	15,891
Social contribution payable (i)	24,372	30,511
Provision for vacation pay and 13th salary	25,559	15,920
Provision for profit sharing (ii)	63	5,880
Others	3,460	921
	70,910	69,123

(i)	Refers to the effect of social contribution over restricted share unit’s compensation plans issued on July 31 and November 10, 2020. The Company records the taxes over the shares on a monthly basis according to the Company’s share price.

(ii)	The provision for profit sharing is based on qualitative and quantitative metrics determined by Management. In 2020, some metrics were reviewed on account of COVID 19. The provision for profit sharing was settled in the second quarter of 2021.

20	Related parties

As presented in note 1, the Company is part of Cogna Group and some of the Company’s transactions and arrangements involve entities that belong to the Cogna Group. The effect of these transactions is reflected in these Consolidated Financial Statements, with these related parties segregated by nature of transaction measured on an arm’s length basis and determined by intercompany agreements and approved by the Company’s Management. Furthermore, all of them are settled in cash, except for certain intangibles described in item 20(d).

The balances and transactions between the Company and its affiliates have been eliminated in the Company’s Consolidated Financial Statements. The balances and transactions between related parties are shown below:

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

	September 30, 2021
	Other receivables (i)	Trade receivables (Note 10 and 20c)	Indemnification asset (note 20b)	Other payments (ii)	Suppliers (note 15)	Bonds (note 14)
Acel Adminstração de Cursos Educacionais Ltda	-	1,208	-	-	455	-
Anhanguera Educacional Participacoes SA.	-	413	-	-	-	-
Centro Educacional Leonardo Da Vinci SS	-	-	-	-	6	-
Cogna Educação S.A.	-	-	157,568	3,021	-	308,750
Colégio Ambiental Ltda	-	443	-	-	40	-
Colégio JAO Ltda.	-	681	-	-	33	-
Colegio Manauara Lato Sensu Ltda.	-	1,750	-	-	1,981	-
Colegio Visao Eireli	-	270	-	-	13	-
Conlégio Cidade Ltda	-	137	-	-	15	-
Curso e Colégio Coqueiro Ltda	-	298	-	-	20	-
ECSA Escola A Chave do Saber Ltda	-	71	-	-	16	-
Editora Atica S.A.	-	1,764	-	20,423	6,192	-
Editora E Distribuidora Educacional S.A.	-	436	-	15,339	88	-
Editora Scipione S.A.	-	475	-	736	503	-
Educação Inovação e Tecnologia S.A.	13	-	-	-	-	-
Escola Mater Christi Ltda.	-	78	-	-	139	-
Escola Riacho Doce Ltda	-	21	-	-	62	-
Maxiprint Editora Ltda.	-	98	-	117	27	-
Nucleo Brasileiro de Estudos Avançados Ltda	-	19	-	-	-	-
Papelaria Brasiliana Ltda	-	554	-	-	-	-
Pitagoras Sistema De Educacao Superior Ltda.	-	76	-	-	-	-
Saber Serviços Educacionais S.A.	5	580	-	-	590	-
Saraiva Educacao S.A.	2,141	1,231	-	-	5,539	-
SGE Comercio De Material Didatico Ltda.	-	0	-	-	660	-
Sistema P H De Ensino Ltda.	-	1,751	-	-	177	-
Sociedade Educacional Alphaville Ltda	-	100	-	-	1	-
Sociedade Educacional Doze De Outubro Ltda.	-	170	-	-	47	-
Sociedade Educacional NEODNA Cuiaba Ltda	-	37	-	-	-	-
Sociedade Educacional Parana Ltda.	-	46		-	11
Somos Idiomas SA	112	-	-	-	-	-
Somos Operações Escolares S.A.	-	606	-	31	29	-
SSE Serviços Educacionais Ltda.	-	381	-	-	665	-
Stoodi Ensino a Distancia Ltda	124	-	-	-	-	-
Others	86	-	-	10	-	-
	2,481	13,694	157,568	39,677	17,309	308,750

(i)	Refers substantially to accounts receivable generated from sharing costs e.g IT services shared by the Company to Cogna Group

(ii)	Refers substantially to accounts payable by sharing expenses e.g property leasing, personnel and IT licences shared with Cogna Group.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

	December 31, 2020
	Other receivables (i)	Trade receivables (Note 9)	Indemnification asset (note 20b)	Other payments (ii)	Loans (iii)	Suppliers (note 14)	Bonds (note 13)
Acel Adminstração de Cursos Educacionais Ltda	-	2,899	-	-	-	36	-
Anhanguera Educacional Participacoes SA.	-	413	-	-	-	-	-
Centro Educacional Leonardo Da Vinci SS	-	63	-	-	-	-	-
Cogna Educação S.A.	-	-	153,714	1,354	20,884	-	691,451
Colégio Ambiental Ltda	-	315	-	-	-		-
Colégio JAO Ltda.	-	772	-	-	-	-	-
Colegio Manauara Lato Sensu Ltda.	-	2,838	-	-	-	173	-
Colégio Motivo Ltda.	-	1,250	-	-	-	249	-
Colegio Visao Eireli	-	115	-	-	-	-	-
Conlégio Cidade Ltda	-	155	-	-	-		-
Curso e Colégio Coqueiro Ltda	-	188	-	-	-		-
ECSA Escola A Chave do Saber Ltda	-	435	-	-	-		-
Editora Atica S.A.	-	1,193	-	72,158	-	7,392	-
Editora E Distribuidora Educacional S.A.	-	528	-	9,547	-	89	-
Editora Scipione S.A.	-	414	-	13,408	-	1,386	-
Educação Inovação e Tecnologia S.A.	-	-	-	229	-	0	-
EDUFOR Serviços Educacionais Ltda	-	10	-	-	-		-
Escola Mater Christi Ltda.	-	216	-	-	-	104	-
Escola Riacho Doce Ltda	-	253	-	-	-		-
Maxiprint Editora Ltda.	13	367	-	-	-	26	-
Nucleo Brasileiro de Estudos Avançados Ltda	-	391	-	-	-		-
Papelaria Brasiliana Ltda	-	1,478	-	-	-		-
Pitagoras Sistema De Educacao Superior Ltda.	-	127	-	-	-	-	-
Saber Serviços Educacionais S.A.	1,686	3,710	-	-	-	2,658	100,892
Saraiva Educacao S.A.	-	804	-	36,454	-	8,010	-
SGE Comercio De Material Didatico Ltda.	-	6	-	41	-	661	-
Sistema P H De Ensino Ltda.	-	2,348	-	2,116	-	163	-
Sociedade Educacional Alphaville Ltda	-	190	-	-	-		-
Sociedade Educacional Doze De Outubro Ltda.	-	231	-	-	-	36	-
Sociedade Educacional NEODNA Cuiaba Ltda	-	102	-	-	-		-
Somos Idiomas SA	79	-	-	-	-	-	-
Somos Operações Escolares S.A.	292	980	-	-	-	-	-
	2,070	22,791	153,714	135,307	20,884	20,985	792,343

(i)	Refers to other receivables related to cost sharing agreements where substantially Saber Serviços Educacionais (“Saber”), a Cogna Group entity, takes services from the Company;

(ii)	Refers substantially to “Reverse Factoring” contracts for raw material purchases, specifically graphics and paper, which the Company reimburses Atica and Scipione. See item a, below;

(iii)	Unitl December 31, 2020 the Company held a loan with Cogna Educação S.A. in the amount of R$ 20,884 being paid on January 21, 2021.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

	Nine months ended September 30, 2021				Nine months ended September 30, 2020
Transactions held:	Revenues	Finance costs (i)	Cost Sharing (note 20c)	Sublease (note 20e)	Revenues	Finance costs(i)	Cost Sharing (note 20c)	Sublease (note 20e)

Acel Administracao De Cursos Educacionais Ltda.	1,204	-	-	-	138	-	-	-
Centro Educacional Leonardo Da Vinci SS	41	-	-	-	-	-	-	-
Cogna Educação S.A.	-	18,844	-	-	-	47,726	-	-
Colégio Ambiental Ltda	443	-	-	-	-	-	-	-
Colégio Cidade Ltda	108	-	-	-	-	-	-	-
Colegio JAO Ltda.	546	-	-	-	-	-	-	-
Colégio Manauara Lato Sensu Ltda.	641	-	-	-	371	-	-	-
Colégio Motivo Ltda.	35	-		-	372	-	-	-
Colégio Visão Ltda	287	-	-	-	-	-	-	-
Cursos e Colégio Coqueiros Ltda	242	-	-	-	-	-	-	-
Ecsa Escola A Chave Do Saber Ltda.	148	-	-	-	162	-	-	-
Editora Atica S.A.	2,852	-	4,602	8,901	5,725	272	11,989	1,727
Editora E Distribuidora Educacional SA.	-	-	23,561	-	1,841	-	26,873	772
Editora Scipione SA.	1,076	-	-	-	883	-	-	-
Escola Mater Christi	35	-	-	-	-	-	-	-
Escola Riacho Doce Ltda	39	-	-	-	-	-	-	-
Maxiprint Editora Ltda.	-	-	-	-	608	-	-	-
Nucleo Brasileiro de Estudos Avancados Ltda	63	-	-	-	-	-	-	-
Papelaria Brasiliana Ltda	46	-	-	-	-	-	-	-
Saber Serviços Educacionais S.A.	189	-	-	-	854	-	-	-
Saraiva Educacao SA.	2,077	-	-	2,271	1,785	-	-	5,023
Sistema P H De Ensino Ltda.	2,628	-	-	-	3,991	-	-	-
Sociedade Educacional Alphaville SA	196	-	-	-	-	-	-	-
Sociedade Educacional Doze De Outubro Ltda	237	-	-	-	127	-	-	-
Sociedade Educacional Neodna Cuiaba Ltda.	224	-	-	-	257	-	-	-
Sociedade Educacional Parana Ltda.	-	-	-	-	795	-	-	-
SOE Operações Escolares SA.	543	-	-	-	-	-	-	-
Somos Educação S.A.	-	-	-	-	-	1,235	-	-
Somos Idiomas Ltda	-	-	-	195	-	-	-	-
Somos Operações Escolares SA.	243	-	-	-	-	-	-	-
SSE Serviços Educacionais Ltda.	164	-	-	-	-	-	-	-
Others	-	-	-	-	393	-	-	1,686
	14,307	18,844	28,163	11,367	18,302	49,233	38,862	9,208

(i)	Refers to debentures interest; see Note 14. Until September 30, 2020 there were no debentures.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

a.	Suppliers and other arrangements with related parties

The Company, as a result of the carve-out process on December 31, 2019, maintained the reverse factoring operations (specifically purchases of raw materials with affiliates of the Cogna Group) and until then owned the assets and liabilities. After the carve-out process on January 1, 2020, the Company assumed these commitments. However, the Company took into account the fact that these contracts would last a year or less after the base carve-out date, and the cost and benefit of transferring the contracts from Cogna Group affiliates to the Company would be greater than keep them with Cogna Group. As a result, Management decided to reimburse Grupo Cogna for these expenses as the contracts expired and settled the entire remaining balance of this transaction in May 2021. Since January 1, 2021 the Company does not arrange reverse factoring transactions with related parties, being the residual amount opened as of December 31, 2021 settled on May, 2021 on amount R$ 83,922

In addition to this process, the affiliates also had some shared expenses such as property lease, expenses with personnel and software license, which continued even after the carve-out operation was completed and still remain today. As of September 30, 2021, only shared expense transactions are part of these commitments, which amounted to R$39,677 (R$135,307 as of December 31, 2020).

b.	Guarantees related to contingencies acquired through past business combination

In December 2019, the Company and Cogna Group signed the agreement to legally bind the indemnification of the seller in connection with the acquisition of Somos by Cogna Group, in order to indemnify the Company for any and all losses that may be incurred in connection with all contingencies or lawsuits related to the Predecessor up to the maximum amount of R$ 157,6 million as of September 30, 2021 (R$ 153,7 million as of December 31, 2020). See Provision for risks of tax, civil and labor losses and judicial deposits and escrow account footnote (note 20).

c.	Trade receivables

The Company and its subsidiaries provide learning systems, textbooks, and complementary educational solutions to the Cogna Group which substantially comprises schools, publishers, language schools and stationery shops. All sales and services provided are based on intercompany contracts and its commercial conditions, which include price, margin and payment terms, were determined on an arm’s length basis.

d.	Cost sharing agreements with related parties

The Company expensed certain amounts based on an apportionment from Cogna Group related to shared services, including the shared service center, IT expenses, proprietary IT systems and legal and accounting activities, and shared warehouses and other logistic activities based on agreements. Those expenses, in the amount of R$ 28,163 for the nine months period ended September 30, 2021 (R$ 38,862 for the nine months period ended September 30, 2020) are related to these apportionments.

e.	Brand and Copyrights sharing agreements with related parties

In November and December 2019, the Company and its related parties entered into brand and copyrights sharing agreements with related parties, as follows:

(i)	On November 6, 2019, the Company entered into a trademark license agreement (as amended in 2020) with EDE whereby the Company was granted at no cost rights to use related to the trademark “Pitágoras.” This agreement is valid for a period of 20 years, automatically and successively renewable for the same period.

(ii)	On November 11, 2019, the Company and EDE (Cogna Group’s Parent Company) entered into a copyright license agreement whereby EDE agreed to grant a license, at no cost, to the Company, for commercial exploitation and use of copyrights related to the educational platform materials. This agreement is valid for three years.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

(iii)	On December 6, 2019, the Company also entered into two trademark license agreements (as amended in 2020) whereby the rights to use related to certain trademarks, such as “Somos Educação”, “Editora Atica”, “Editora Scipione,” “Atual Editora,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “Bilingual Experience,” “English Stars” and “Rede Cristã de Educação,” were granted at no cost to certain related parties. This agreement is valid for a period of 20 years, automatically and successively renewable for the same period. On September 30, 2021 all those commitments have been renewed with related parties at no cost.

f.	Lease and sublease agreements with related parties

The Company and its related parties also shared the infrastructure of leased warehouses and other properties, which are direct expenses of the Cogna Group. The expenses related to these lease payments were recognized in the consolidated financial statements according to assumptions defined by Management based on utilization of these properties by the Company.

However, as part of its corporate restructuring (Note 1), the Company entered into lease and sublease agreements with its related parties on December 5, 2019, to continue to share these leased warehouses and other properties, as follows:

f.1 Commercial lease agreement

Lessee Entity	Counterparty to lease agreement (Lessor)	Monthly payments	Maturity	Rate	State of the property in use
Somos Sistemas de Ensino S.A.	Editora Scipione S.A.	R$35	60 months from the agreement date	Inflation index	Pernambuco (Recife)
Somos Sistemas de Ensino S.A.	Editora Ática S.A.	R$30	60 months from the agreement date	Inflation index	Bahia (Salvador)

f.2 Commercial sublease agreement

Entity (Sublessor)	Counterparty to the sublease agreement (Sublessee)	Monthly payments	Maturity	Rate	State of the property in use
Editora e Distribuidora Educacional S,A (“EDE”)	Somos Sistemas de Ensino S.A.	R$ 390	September 30, 2025	Inflation index	São Paulo (São Paulo)
Somos Sistemas de Ensino S.A.	Editora Ática S.A.	R$439	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	SGE Comércio de Material Didático Ltda, (“SGE”),	R$15	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Somos Idiomas S.A.	R$ 3	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Saraiva Educação S,A, (“Sariva”)	R$ 113	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Livraria Livro Fácil Ltda,(“Livro Fácil”)	R$ 82	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos Sistemas de Ensino S.A.	Editora e Distribuidora Educacional S,A (“EDE”)	R$ 43	September 30, 2025	Inflation index	São Paulo (São José dos Campos)

Income from these lease and sublease agreements with related parties was recognized in the Interim Condensed Consolidated Financial Statements as of September 30, 2021 in the amount of R$ 11,367 (R$ 9,208 for the nine months period ended September 30, 2020).

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

g.	Compensation of key management personnel

Key management personnel includes the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

For the nine months period ended September 30, 2021, key management compensation, including charges and variable compensation added up to R$ 8,116 (R$ 6,580 for the nine months period ended September 30, 2020). The Audit Committee and Board of Directors were established in July 2020 as a result of the IPO.

The following benefits are granted to the Company’s management members: healthcare plan, share-based compensation plan, discounts on monthly tuition of K-12 in the Cogna Group’s schools, besides discounts over the Company’ own products.

See below the compensation of key management personnel by nature:

a)	Short term benefits - Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus, and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, the short-term benefits, that included Bonus IPO. For the nine month period ended September 30, 2021 amounted to R$ 2,749 (R$ 15,692 for the nine months period ended September 30, 2020), including payroll charges.

b)	Long-term benefits - The Company also offered to certain key management personnel payment based on its restricted shares units – ILP, in an amount that added up to R$ 5,367 for the nine month period ended September 30, 2021 (R$ 3,917 for the nine month period ended September 30, 2020) including payroll charges.

The Key management personnel compensation expenses comprised the following:

	September, 30 2021	September, 30 2020
Short-term employee benefits (i)	2,749	15,692
Share-based compensation plan (ii)	5,367	3,917
	8,116	19,609

(i)	The Company, as a result of COVID-19, has reviewed some short-term benefits not based on legal obligation, for example bonus based on performance to key management personnel. Therefore, the expense over those short-term benefit has been reversed.

(ii)	Refers substantially to share-based compensation plan, considered as an ILP which included payroll charges.

h.	Guarantees related to finance

According to Note 14, on November 21, 2018, Mind Makers entered into a bank credit note in favor of Banco de Desenvolvimento de Minas Gerais S.A. – BDMG, for an aggregate amount of R$1,676 with maturity on November 15, 2026. A personal lien to secure this bank credit note was granted by certain individuals, including, our Chief Executive Officer.

21	Provision for tax, civil and labor losses and Judicial deposits and escrow accounts

The Company classifies the likelihood of loss in judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable loss in an amount that Management, in conjunction with its legal advisors, believes is enough to cover probable losses or when related to contingences resulting from business combinations.

In connection with the acquisition of Somos Group (Vasta’s predecessor) by Cogna Group, provisions for contingent liabilities assumed by Cogna were recognized when potential non-compliance with labor and civil legislation arising from past practices of subsidiaries acquired were identified. Thus, at the acquisition date, Cogna reviewed all proceedings for which liabilities were transferred to assess whether there was a present obligation and if the fair value could be measured reliably. The contingent liabilities are composed as follows:

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

a.	Composition

	September 30, 2021	December 31, 2020
Proceedings whose likelihood of loss is probable
Tax proceedings (i)	590,839	575,724
Labor proceedings (ii)	7,860	6,591
	598,699	582,315

Liabilities assumed in Business Combination
Tax proceedings	7,217	-
Labor proceedings (ii)	35,071	31,305
Civil proceedings	320	313
	42,608	31,618

Total of provision for tax, civil and labor risks	641,307	613,933

(i) Primarily refers to income tax positions taken by Somos (Vasta Predecessor) and the Company (Successor) in connection with a corporate restructuring held by the predecessor in 2010. In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with unfavorable case law on a similar tax case also reached in 2018, the Company reassessed this income tax position and recorded a liability, including interest and penalties.

(ii) The Company is a party to labor demands, which mostly refer to proportional vacation, salary difference, night shift premium, overtime and social charges, among others. There are no individual labor demands with material amounts that require specific disclosure.

The changes in provision for the nine months period ended September 30, 2021 and 2020 were as follows:

	December 31, 2020	Additions by business combination	Additions	Reversals	Interest	Total effect on the result	Payments	September 30, 2021

Tax proceedings	575,724	7,217	-	(13)	15,141	15,128	(13)	598,056
Labor proceedings	37,896	3,766	3,528	(4,327)	2,507	1,708	(439)	42,931
Civil proceedings	313	-	58	(21)	33	70	(63)	320
Total	613,933	10,983	3,586	(4,361)	17,681	16,906	(515)	641,307
								-
Reconciliation with profit or loss for the period
Finance expense			-	-	(17,681)
General and administrative expenses			(3,586)	4,361	-
Income tax and social contribution			-	-	-
Total			(3,586)	4,361	(17,681)

	December 31, 2019	Additions	Reversals	Interest	Total effect on the result	Payments	September 30, 2020

Tax proceedings	557,783	2	(773)	12,824	12,053	(31)	569,805
Labor proceedings	51,193	1,749	(6,263)	578	(3,936)	(6,763)	40,494
Civil proceedings	31	418	(97)	4	325	(18)	338
Total	609,007	2,169	(7,133)	13,406	8,442	(6,812)	610,637

Reconciliation with profit or loss for the period
Finance expense		-	-	(13,406)
General and administrative expenses		(2,167)	7,133	-
Income tax and social contribution		(2)	-	-
Total		(2,169)	7,133	(13,406)

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

b.	Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as non-current assets are as follows:

	September 30, 2021	December 31, 2020
Tax proceedings	2,294	2,004
Indemnification asset -Former owner	1,998	2,003
Indemnification asset – Related Parties (i)	157,568	153,714
Escrow-account (ii)	13,817	15,027
	175,677	172,748

(i) Refers to an indemnification asset of the seller in connection with the acquisition of Somos (Vasta’s Predecessor) by Cogna Group (Vasta’s Parent Company) and recognized at the date of the business combination, in order to indemnify the Company for any and all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations up to the maximum amount of R$157,568 (R$ 153,714 on December 31, 2020). See Note 20. This asset is indexed to CDI (Certificates of Interbank Deposits).

(ii) Refers to guarantees received as a consequence of business combinations, in connection with contingencies whose likelihood of loss is probable, and for which the former owners are liable. According to the Sale Agreement, these former owners will reimburse the Company in case payments are required and if those contingencies materialize.

22.	Current and Deferred Income Tax and Social Contribution

Income tax expense is recognized at an amount determined by multiplying profit (loss) before tax for the interim reporting period by the Company’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective rate in the Unaudited Interim Condensed Consolidated Financial statements may differ from the Consolidated estimate of the effective tax rate for the annual financial statements. The Company’s effective tax rates for the period ended September 30, 2021 and 2020 were 31% and 34% respectively (Combined nominal statutory rate of income tax and social contribution is 34%).

23	Shareholder’s Equity

23a. Share Capital

As mentioned in note 1.2, the Board of Directors’ Meeting approved the Contribution Agreement which Cogna to contribute 100% of the shares issued by Somos Sistemas held by Cogna to Vasta Platform’s share capital. After the contribution, Somos Sistemas became wholly owned by Vasta’s Parent Company, which, in turn, continued to be controlled by Cogna. In addition, Cogna contributed shareholders capital in the amount of R$ 2,426 in cash on July 23, 2020.

After accounting for the new Class A common shares issued and sold at the IPO, the Company had a total of 83,011,585 common shares issued and outstanding immediately following the offering, 64,436,093 of which were Class B common shares beneficially owned by Cogna (which holds 97.2% of the combined voting power of our outstanding Class A and Class B common shares), and 18,575,492 of which were Class A common shares (which represents 2.8% of the combined voting power of our outstanding Class A and Class B common shares). As a result, Cogna continues to control the outcome of all decisions at our shareholders’ meetings and to elect a majority of the members of our board of directors.

On June 22, 2021 the Board of Directors approved the issuance of 337,132,00 Class A common shares, at a par value of US$0.00005 per share. The Company’s share capital after the issuance shall be 83,348,717 of which 64,436,093 are Class B shares held by Cogna Group and 18,912,624 are shares held by others.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The Company’s Shareholders Agreement authorizes the Board of Directors to grant restricted share units to certain executives and employees and other service providers with respect to up to 3% (three per cent) of the issued and outstanding shares of the Company. Thus, on June 22, 2021 the Company granted the following Class A shares to certain employees and executives:

	Class A	Class B
	Shares (units)	Shares (units)	Total

December 31, 2020	18.575.492	64.436.093	83.011.585

Remuneration

Bonus IPO (i)	298.268	-	298.268
ILP exercised (ii)	300	-	300
Premium recognized (iii)	38.564	-	38.564

September 30, 2021	18.912.624	64.436.093	83.348.717

See below the Company’s description of each restricted share unit plan vested and its corresponding changes disclosed in the Interim Consolidated Statement of Changes in Shareholders’ Equity, specifically in the “Share based compensation reserve (vested)” financial statement line.

(i)	The Company issued 298.298 class A share units as part of Bonus IPO remuneration, which were granted to eligible executives and employees. These share units represented R$ 29,124 (net of withholding taxes) previously provisioned in Share Based Compensation Reserves (granted) and transferred to Share Based Compensation Reserves (vested) – exercised in the Interim Consolidated Statement of Changes in Shareholders’ Equity. The Bonus IPO is conditioned to a 1-year lockup period expiredin July 2021. The corresponding labor charges amounted to R$ 21,456.

(ii)	As result of the carve-out process, as described in Note 1.2, part of Cogna’s executives and employees (eligible) were transferred to the Company. Those eligible executives and employees were part of the Cogna Plan and their plans were migrated to the Vasta ILP Plan, as described in Note 23a. In as much as those eligible parties exercise their plan, the Company deliveries a fixed quantity of share units to them. The amount provisioned previously in Share based Compensation Reserves (granted) in the Interim Consolidated Statement of Changes in Shareholders’ Equity on June 30, 2021 is R$ 58 and was transferred to Share based compensation reserves (vested) – exercised. The corresponding labor charges amounted to R$ 70.

(iii)	The Company remunerated part of its executives based on restricted share units. The amount provisioned and paid was R$ 1,861 (net of withholding taxes), see Share based Compensation Reserves (granted) and subsequently vested to Share based compensation reserves (vested). Labor charges correspond to R$ 1,538.

The Company’s shareholders on September 30, 2021 are as follows:

	In units
Company Shareholders	Class A	Class B	Total

Cogna Group	-	64.436.093	64.436.093
Free Float	18.527.634	-	18.527.634
Treasury shares (Note 23d)	384.990	-	384.990

em (%)	22,69%	77,31%	83.348.717

23b. Earning per share

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year. The Company considers as diluted earnings per share, the number of common shares calculated added by the weighted average number of common shares that should be issued upon conversion of all potentially dilutive shares into common shares; potentially dilutive shares were deemed to have been converted into common shares at the beginning of the period.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

	July 1, to September 30, 2021	September 30, 2021	July 1, to September 30, 2020	September 30, 2020

Loss Attributable to Parent Company	(70,821)	(138,535)	(40,606)	(67,899)

Weighted average number of ordinary shares outstanding (thousands) (i)	83,068	83,068	83,012	83,012

Effects of diluition of ordinary potential shares- weighted averaged (thousands)

Share based- compensation ("Long term Plan") (ii)	829	829	-	-
Share based plan Migrated from Cogna to Vasta (iii)	22	22	-	-

Total dilution effect	851	851	-	-

Basic erning (loss) per share - R$	(0,85)	(1,67)	(0,49)	(0,82)

Diluted erning (loss) per share - R$	(0,84)	(1,65)	(0,49)	(0,82)

(i) The Company has not changed its number of voting rights since the IPO on July 31, 2020. On September 30, 2021 the company considered the number of shares added up by the events described in the Note 23.b.

(ii) Refers to the share-based payments plans (“ILP”) and Bonus IPO. See item “Vasta’s Share Units Plan”.

(iii) Refers to the Cogna Plan migrated to the Vasta Plan as a result of the restructuring in 2020

23c. Capital reserve - Share-based compensation (gratend)

The Company as of September 30, 2021 had 2 (two) share based compensation plans and 1 (one) bonus plan paid in restricted share units, being:

a)	Cogna Plan - On September 3, 2018, Cogna Group´ shareholders approved a restricted share-based compensation plan, which may grant rights to receive a maximum number of restricted shares not exceeding 19,416,233 shares, corresponding to 1.18% of Cogna Group’s total share capital at the Plan’s approval date, excluding shares held in treasury on such date. This program should be wholly settled with delivery of Cogna’s shares. Cogna Group´s obligation to transfer the restricted shares under the Plan, in up to 10 days from the end of the vesting period, is contingent upon the continuing employment relationship of the employee or officer, as appropriate, for a period of three years from the date the respective agreement is signed. The number of outstanding restricted shares as of September 30, 2021 was 155,919 (155,919 as of September 30, 2020) and the grant date fair value was 10.58. The effect of events on compensation in the Interim Condensed Consolidated Statement of Profit or Loss for the nine months period ended September 30, 2021 was R$ 1,941 including labor charges (R$ 1,629, including labor charges for the nine months period ended September 30, 2020).

b)	Long Term Investment – (“ILP”) – Refers to two tranches granted being the first issued on July 23, 2020 and November 10, 2020. The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at market value quoted on the grant date. The plan has a vesting period corresponding to 5 years added by expected volatility of 30%, and will be settled with Company’s shares. All taxes and contributions are paid by the Company without additional costs to employees and management. This program should be wholly settled with the delivery of the shares. The effect of events on share-based compensation in the Interim Condensed Consolidated Statement of Profit or Loss for the nine months period ended September 30, 2021 was R$ 15,562, being R$ 16,142 in Shareholder’s the Equity and a credit of R$ 580 as labor charges in liabilities, due to share price fluctuation (R$ 8,464 being R$ 6,789 in Shareholder’s the Equity and of R$ 1,675 as labor charges in liabilities for the nine months period ended September 30, 2020.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

c)	Bonus paid in restricted share units – “Premium recognized” - The Company granted and vested 38.564 shares on April 12, 2021 to certain members of management based on performance recognized. This program was wholly settled with the delivery of the shares. The amount provisioned and paid was R$ 1,941 (net of withholding taxes), of which R$ 1,539 corresponds to labor charges.

23.d Vasta’s share Repurchase Program

On August 13, 2021 the Company announced that its Board of Directors has approved its first share repurchase program, or the Repurchase Program. Under the Repurchase Program, Vasta may repurchase up to 1,000,000 in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions. Vasta’s Board of Directors will review the Repurchase Program periodically and may authorize adjustments to its terms and size or suspend or discontinue the Repurchase Program. Vasta expects to utilize its existing funds to fund repurchases made under the Repurchase Program. Until September 30, 2021 the Company purchased R$ 11,765 or 384.990 shares.

24	Net Revenue from sales and Services

The breakdown of net sales of the Company for the nine months periods ended September 30, 2021 and 2020 is shown below. Revenue is broken down into the categories that, according to the Company the nature, amount, timing and uncertainty of revenue through provisions as follows:

	July 1, to September 30, 2021	September 30, 2021	July 1, to September 30, 2020	September 30, 2020
Learning Systems
Gross revenue	66,066	357,855	149,495	432,769
Deductions from gross revenue
Taxes	(31)	(55)	(532)	(579)
Discounts	(1,786)	(6,948)	(1,111)	(6,533)
Returns (ii)	(170)	(42,014)	(16,341)	(28,820)
Net revenue	64,080	308,839	131,511	396,837

Textbooks
Gross revenue	22,701	108,639	37,001	183,369
Deductions from gross revenue
Taxes	(269)	(1,558)	(55)	(233)
Returns	(7,978)	(34,897)	(40,833)	(65,911)
Net revenue	14,454	72,184	(3,887)	117,225

Complementary Education Services
Gross revenue	29,899	69,471	2,113	36,826
Deductions from gross revenue
Taxes	(438)	(874)	(6)	(6)
Returns	(4,199)	(10,102)	(1,721)	(3,418)
Net revenue	25,262	58,495	386	33,402
Other services
Other services (i)
Gross revenue	11,645	26,751	8,370	24,295
Deductions from gross revenue
Taxes	(944)	(1,394)	(310)	(2,064)
Net revenue	10,701	25,357	8,060	22,231

Total Content & EdTech
Gross revenue	130,310	562,716	196,979	677,259
Deductions from gross revenue
Taxes	(1,682)	(3,881)	(903)	(2,882)
Discounts	(1,786)	(6,948)	(1,111)	(6,533)

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

	July 1, to September 30, 2021	September 30, 2021	July 1, to September 30, 2020	September 30, 2020

Returns	(12,347)	(87,013)	(58,895)	(98,149)
Net revenue	114,496	464,874	136,070	569,695
Digital Services
E-commerce
Gross revenue	13,861	88,386	7,815	92,442
Deductions from gross revenue
Taxes	(573)	(2,138)	(138)	(2,033)
Returns	(805)	(2,176)	(2,332)	(6,038)
Net revenue	12,483	84,072	5,345	84,371
Other services
Other digital services
Gross revenue	233	233	-	-
Deductions from gross revenue
Taxes	(20)	(20)	-	-
Net revenue	213	213	-	-

Total Digital Services
Gross revenue	14,094	88,619	7,815	92,442
Deductions from gross revenue
Taxes	(593)	(2,158)	(138)	(2,033)
Returns	(805)	(2,176)	(2,332)	(6,038)
Net revenue	12,696	84,285	5,345	84,371

Total
Gross revenue	144,404	651,335	204,794	769,701
Deductions from gross revenue
Taxes	(2,275)	(6,039)	(1,041)	(4,915)
Discounts	(1,786)	(6,948)	(1,111)	(6,533)
Returns	(13,151)	(89,189)	(61,227)	(104,187)
Net revenue	127,192	549,159	141,415	654,066

Sales	124,125	526,697	134,182	634,895
Service	3,067	22,462	7,233	19,171
Net revenue	127,192	549,159	141,415	654,066

(i)	Refers also to revenue from sales of textbooks used in preparatory courses for university admission exams.

(ii)	Refers to sales returns occurring substantially in the Learning Systems.These returns have increased due to of the expectation for some schools reopening as a result of vaccination rollout in the 1st quarter (period of school enrollment) and postponements in schools reopening caused delays in vaccination campaign.

The Company applies the practical expedient described in paragraph 121.b of IFRS 15 and, therefore, does not disclose information about its remaining performance obligations because the Company has a right to consideration from its customers in an amount that corresponds directly to the amount of the customer of the Company’s performance completed to date.

a.	Seasonality

The Company’s revenue is subject to seasonality since the main deliveries of printed materials and digital materials to customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials delivered in the fourth quarter are used by customers in the following school year and, therefore, fourth quarter results reflect the growth in the number of students from one school year to the next, leading to higher revenue in general in the fourth quarter compared with the preceding quarters in each year. Consequently, on aggregate, the seasonality of revenue generally produces higher revenue in the first and fourth quarters of our fiscal year. In addition, the Company generally bills its customers during the first half of each school year (which starts in January), which

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

generally results in a higher cash position in the first half of each year compared to the second half. A significant part of the Company’s expenses is also seasonal. Due to the nature of the business cycle, the Company needs significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of the teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year. Purchases through the Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

25	Costs and Expenses by Nature

	July 1, to September 30, 2021	September 30, 2021	July 1, to September 30, 2020	September 30, 2020
Salaries and payroll charges	(57,440)	(193,286)	(36,851)	(162,750)
Raw materials and productions costs	(28,745)	(108,203)	(9,957)	(162,578)
Editorial costs	(25,431)	(55,805)	(23,037)	(39,830)
Depreciation and amortization	(50,593)	(149,492)	(43,516)	(129,134)
Copyright	(9,846)	(34,694)	(5,703)	(33,709)
Advertising and publicity	(15,445)	(56,590)	(17,487)	(61,333)
Utilities, cleaning and security	(7,269)	(21,636)	(2,020)	(11,397)
Rent and condominium fees	(3,055)	(14,459)	(9,669)	(15,003)
Third-party services	(6,515)	(25,152)	(8,549)	(16,923)
Travel	(2,659)	(4,908)	(937)	(6,791)
Consulting and advisory services	(3,287)	(14,749)	(5,632)	(18,624)
Impairment losses on trade receivables	(3,790)	(21,998)	(6,158)	(12,704)
Material	(593)	(1,858)	(1,441)	(2,401)
Taxes and contributions	(309)	(1,532)	(1,172)	(1,934)
Reversal (provision) for tax, civil and labor risks	(74)	775	(911)	4,966
Provision (reverse) for obsolete inventories	(5,289)	(13,936)	(9,956)	(11,941)
Income from lease and sublease agreements with related parties	6,820	11,367	346	9,208
Other income, net	698	2,202	948	2,936
	(212,822)	(703,954)	(181,702)	(669,942)

Cost of sales and services	(79,381)	(260,910)	(62,230)	(277,985)
Commercial expenses	(33,947)	(119,040)	(35,841)	(116,437)
General and administrative expenses	(96,402)	(304,208)	(83,458)	(265,752)
Impairment loss on accounts receivable	(3,790)	(21,998)	(1,121)	(12,704)
Other operating income, net	698	2,202	948	2,936
	(212,822)	(703,954)	(181,702)	(669,942)

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

26	Finance result

	July 1, to September 30, 2021	September 30, 2021	July 1, to September 30, 2020	September 30, 2020
Finance income
Income from financial investments and marketable securities (i)	7,860	15,937	5,838	14,475
Other finance income	2,672	5,856	104	104
	10,532	21,793	5,942	14,579

Finance costs
Interest on bonds and financing (ii)	(11,332)	(24,272)	(7,312)	(46,725)
Interest on reverse factoring	-	-	(3,156)	(7,132)
Imputed interest on suppliers	(430)	(3,213)	(1,839)	(2,508)
Bank and collection fees	(5,871)	(8,368)	(4,855)	(17,172)
Interest on provision for tax, civil and labor risks	(7,406)	(17,681)	(3,842)	(13,406)
Interest on Lease Liabilities	(2,542)	(10,602)	(3,284)	(11,337)
Other finance costs	(1,105)	(5,038)	(566)	(3,119)
	(28,686)	(69,174)	(24,854)	(101,399)

Financial Result (net)	(18,154)	(47,381)	(18,912)	(86,820)

(i) Refers to income from marketable securities indexed CDI.

(ii) Refers to bonds with related parties, which include Cogna Educação S.A (“Cogna”) and public issue (market), for which principal and interest are being paid, reducing interest charges.

27	Segment Reporting

Information reported to the Chief Operating Decision Maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on revenue, “profit (loss) before finance result and tax”, assets and liabilities segregated by the nature of the services provided to the Company’ customers. Thus, the reportable segments are: (i) Content & EdTech Platform; and (ii) Digital Platform.

The Content & EdTech platform derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complementary educational services.

The Digital Platform aims to unify the entire school administrative ecosystem, allowing private schools to add multiple learning strategies and help them to focus on education, through the physical and digital e-commerce platform (Livro Fácil) and other digital services of the Company. Operations related to this segment began with the acquisition of Livro Fácil. In August, 2021, we acquired EMME, which has its digital platform aimed at the production of educational marketing material for the Company's partner schools, and with this it also begins to be part of this segment.

Due to the nature of the Company’s e-commerce platform, the Content & EdTech Platform segment sells its printed and digital content to the Digital Platform segment. These transactions are priced on an arm’s length basis and are to be settled in cash. However, the eliminations made in preparing the consolidated financial statements are included in the measure of the segment’s profit or loss that is used by the CODM, and therefore the amounts presented herein are net of such intrasegment transactions.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The following table presents the Company’s revenue, its reconciliation to “profit (loss) before finance result and tax”, assets and liabilities by reportable segment. No other information is used by the CODM when assessing segment performance:

	July 1, to September 30, 2021
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	114,496	12,696	127,192
Cost of goods sold and services	(69,295)	(10,087)	(79,381)

Operating income (expenses)
General and administrative expenses	(81,643)	(14,759)	(96,402)
Commercial expenses	(33,025)	(923)	(33,948)
Other operating income, net	612	86	698
Impairment losses on trade receivables	(3,737)	(53)	(3,790)
Profit before finance result and taxes	(72,591)	(13,039)	(85,630)

Assets	6,506,524	134,100	6,640,624
Current and non-current liabilities	1,932,565	55,539	1,988,104

	September 30, 2021
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	464,874	84,285	549,159
Cost of goods sold and services	(203,590)	(57,320)	(260,910)

Operating income (expenses)
General and administrative expenses	(279,702)	(24,506)	(304,208)
Commercial expenses	(106,733)	(12,307)	(119,040)
Other operating income, net	2,116	86	2,202
Impairment losses on trade receivables	(21,945)	(53)	(21,998)
Profit before finance result and taxes	(144,979)	(9,815)	(154,794)

Assets	6,506,524	134,100	6,640,624
Current and non-current liabilities	1,932,565	55,539	1,988,104

	July 1, to September 30, 2020
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	136,071	5,344	141,415
Cost of goods sold and services	(60,563)	(1,667)	(62,230)

Operating income (expenses)
General and administrative expenses	(78,645)	(4,813)	(83,458)
Commercial expenses	(35,536)	(305)	(35,841)
Other operating income, net	948	-	948
Impairment losses on trade receivables	(980)	(141)	(1,121)
Profit before finance result and taxes	(38,705)	(1,582)	(40,287)

Assets	6,861,808	130,072	6,991,880
Current and non-current liabilities	2,208,975	51,847	2,260,822

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

	September 30, 2020
	Content & EdTech Platform	Digital Services Platform	Total

Net revenue from sales and services	569,695	84,371	654,066
Cost of goods sold and services	(202,740)	(75,245)	(277,985)

Operating income (expenses)
General and administrative expenses	(248,912)	(16,840)	(265,752)
Commercial expenses	(105,617)	(10,820)	(116,437)
Other operating income, net	2,936	-	2,936
Impairment losses on trade receivables	(11,776)	(928)	(12,704)
Profit before finance result and taxes	3,586	(19,462)	(15,876)

Assets	6,861,808	130,072	6,991,880
Current and non-current liabilities	2,208,975	51,847	2,260,822

The Segments’ profit represents the profit earned by each segment without finance results and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance

The Company operates in Brazil, with no revenue from foreign customers. Additionally, no single customer contributed ten per cent or more to the Company and Segments revenue for the nine months periods ended on September 30, 2020 and 2021.

28	Non-cash transactions

Non-monetary transactions for the ninemonth period ended September 30, 2021 and 2020 are, respectively: (i) Additions of right of use of assets and leasein the amount of R$ 15,361 and R$ 16,865 (Note 16), and, (ii) Disposals of contracts of right use and lease in the amount of R$ 3,481, R$ 3,429 (Note 16) and accounts payable assumed in the acquisition of SEL, in the amount of R$ 38,124, Redação Nota 1000, in the amount of R$ 4,093, and of EMME, in the amount of R$ 3,063 (see note 5).

29	Subsequent events

a)	Mackenzie's distribution agreement

The Company has executed on October 25, 2021, through its wholly-owned subsidiary Somos Sistemas de Ensino S.A., a distribution agreement with Instituto Presbiteriano Mackenzie (“Mackenzie”), pursuant to which Vasta will be the sole and exclusive distributor of the Mackenzie Learning System across all of the basic education segments in Brazil that it serves.

The Mackenzie Learning System is a Christian confessional education system with strong roots in Brazil. Mackenzie is a nonprofit, confessional, private educational institution with nearly 150 years of history in the country. Since its foundation, Mackenzie has spurred a number of pedagogical innovations and has been a meaningful participant in the educational sector in Brazil.

Pursuant to the distribution agreement, Mackenzie shall remain responsible for the development of the didactic and learning materials of the Mackenzie Learning System and the definition of the pedagogy and methodology. Vasta shall be responsible for pedagogic services, technological products and all services relating to the commercialization and expansion of the Mackenzie Learning System brand. The Agreement will start in 2022, in a long-term basis.

Vasta Platform Limited

Unaudited Interim Condensed Consolidated Financial Statements

as of September 30, 2021

b)	Editora Eleva's Acquisition

On October 29, 2021, after The Administrative Council of Economic Defense (CADE) approvals, the Company announced the completion by its subsidiary, Somos Sistemas de Ensino SA (“Somos Sistemas”), of the acquisition of all shares issued by Editora de Gouges SA (current name of Editora Eleva SA, “ Publisher”), a company that owns all rights and assets relating to the K-12 education platform provided by the Eleva group to date (“K-12 Education Platform Transaction”). In return for the K-12 Education Platform Transaction, a base purchase price was defined, which takes into account Editora's estimated net cash at closing. The base purchase price is subject to adjustments set forth in the K-12 Education Platform Transaction agreement, including net indebtedness adjustments commonly used in similar transactions and adjustments based on revenue from the K-12 Education Platform business of Publisher in 2021 and 2022. Based on current results, the parties' expectation is that the base value of the purchase price in 2021, to be calculated in 2022, will be R$ 580 million, to which a cash adjustment will be added estimated net of approximately R$32 million (“Price of acquisition of the K-12 education platform”). The K-12 Education Platform Acquisition Price will be paid in installments over the next five years, all updated by the positive variation of the CDI. The first installment, in the amount of R$ 160 million, was paid on October 29, 2021. The remainder will be paid in 3 (three) equal annual installments, the first on the third anniversary of the closing. Finally, Somos Sistemas and Eleva Educação SA (“Eleva”), on this date, and as part of the transactions described above, entered into a 10-year commercial agreement for the supply of educational material by Somos Sistemas to Eleva and for the formation of a commercial partnership between Saber Serviços Educacionais SA, Somos Sistemas and Eleva for the development of new educational tools.

30	Approval of Financial Statements

The Condensed Interim Consolidated Financial Statements nine-months period ended September 30, 2021 were approved by the Executive Board on November 10, 2021.